     As filed with the Securities and Exchange Commission on July 2, 1996
                                                   Registration No. 333-_______
===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM S-8
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             ----------------------

                             RURAL/METRO CORPORATION
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

             Delaware                                          86-0746929
   -------------------------------                       ----------------------
   (State or other jurisdiction of                          (I.R.S. Employer
    incorporation or organization)                        Identification Number)

8401 East Indian School Road, Scottsdale, Arizona                85251
- -------------------------------------------------              ----------
   (Address of principal executive offices)                    (Zip code)

                 Rural/Metro Corporation Stock Grant Agreements
                              (Full Title of Plan)

                                 James H. Bolin
                             Rural/Metro Corporation
                          8401 East Indian School Road
                            Scottsdale, Arizona 85251
                     ---------------------------------------
                     (Name and address of agent for service)

                                 (602) 994-3886
                        --------------------------------
                          (Telephone number, including
                        area code, of agent for service)

                                 with a copy to:
                              Jean E. Harris, Esq.
                          O'Connor, Cavanagh, Anderson,
                            Killingsworth & Beshears
                         One East Camelback, Suite 1100
                           Phoenix, Arizona 85012-1656

This Registration Statement shall become effective immediately upon filing with the Securities and Exchange Commission, and sales of registered securities will begin as soon as reasonably practicable after such effective date.

                                                  CALCULATION OF REGISTRATION FEE
================================================================================================================
                                                 Proposed maximum        Proposed maximum
Title of Securities      Amount to be           offering price per      aggregate offering          Amount of
 to be Registered        registered(1)               share                    price             registration fee
- ----------------------------------------------------------------------------------------------------------------
Common Stock            312,509 Shares              $34.125(1)              $10,664,370             $3,677.37
================================================================================================================

(1) Calculated solely for purposes of this offering under Rules 457(c) and 457(h) of the Securities Act of 1933, as amended (the "Securities Act"), using the average of the high and low sales prices for the Common Stock of Rural/Metro Corporation on June 28, 1996, as reported on the Nasdaq National Market.

As provided by Rule 415 of the Securities Act, this Registration Statement includes a prospectus conforming to the requirements of Form S-3 under the Securities Act for use in connection with the reoffer and resale of the shares registered for reoffer and resale hereunder.

================================================================================

                                 312,509 SHARES

                             RURAL/METRO CORPORATION

                                  COMMON STOCK



      This Prospectus is being used in connection with the offering from time to time by stockholders of Rural/Metro Corporation (the "Company" or "Registrant"), or their respective legatees, heirs, or legal representatives (collectively, the "Selling Stockholders"), some of whom may be deemed "affiliates" of the Company as defined in Rule 405 under the Securities Act of 1933 (the "Securities Act"), of shares of the Company's common stock, par value $.01 per share ("Common Stock"), previously received pursuant to restricted stock grants from the Company. See "Selling Stockholders."

      It is expected that sales made pursuant to this Prospectus will be effected in broker's transactions, in transactions directly with market makers, in negotiated sales or otherwise, with the timing and manner of sales to be determined by the Selling Stockholders, in each case at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Company will not receive any of the proceeds from the sale of these shares. The Selling Stockholders may effect sales of shares of Common Stock by selling shares to or through brokers and dealers and such brokers and dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or purchasers of shares for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Stockholders and the brokers and dealers through whom sales of shares may be effected may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received and any profits realized by them on the sale of shares may be considered to be underwriting compensation.

      The shares of Common Stock are listed on the Nasdaq National Market under the symbol "RURL." On June 28, 1996, the last reported sale price of the Common Stock as reported on the Nasdaq National Market was $34.25 per share.


                            -------------------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            -------------------------


                  The date of this Prospectus is July 2, 1996.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


      The following documents, heretofore filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934 (the "Exchange Act"), are hereby incorporated by reference, except as superseded or modified herein:

      1. The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995;

      2. The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 1995, December 31, 1995 and March 31, 1996;

      3. The Company's two Current Reports on Form 8-K/A Amendments No. 2, each dated August 1, 1995;

      4. The Company's Current Report on Form 8-K dated August 18, 1995;

      5. The Company's Current Report on Form 8-K/A, Amendment No. 1, dated August 23, 1995;

      6. The Company's Current Report on Form 8-K dated August 28, 1995;

      7. The Company's Current Report on Form 8-K dated November 10, 1995; and

      8. The Company's Registration Statement on Form 8-A filed July 8, 1993, as amended by Form 8-A/A filed February 2, 1995, registering the Company's Common Stock under 12(g) of the Exchange Act as it applies to the description of the Company's Common Stock.

      Each document filed subsequent to the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing of such document.

      The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described above (other than exhibits). Requests for such copies should be directed to Rural/Metro Corporation, 8401 East Indian School Road, Scottsdale, Arizona 85251, Attention: Investor Relations Department, telephone (602) 994-3886.

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is (or is deemed to be) incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information and consolidated financial statements appearing elsewhere or incorporated by reference in this Prospectus. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed under "Risk Factors."

                                   THE COMPANY

         The Company provides "911" emergency and general transport ambulance services, fire protection services, and other safety or health care related services to municipal, residential, commercial, and industrial customers. The Company believes that it is the only multi-state provider of both ambulance and fire protection services in the United States and that it ranks as one of the largest private-sector providers of ambulance services and the largest private-sector provider of fire protection services. The Company currently serves over 150 communities located in Alabama, Arizona, Florida, Georgia, Indiana, Iowa, Kentucky, Louisiana, Nebraska, New York, Ohio, Oregon, Pennsylvania, South Carolina, South Dakota, Tennessee, and Texas. Ambulance services and fire protection services accounted for approximately 79% and 16%, respectively, of the Company's revenue for the nine months ended March 31, 1996.

         Founded in 1948, the Company has been instrumental in the development of protocols and policies applicable to the emergency services industry. The Company has grown significantly since the late 1970s both through internal growth and through acquisitions. To manage this growth, the Company invested in the development of management and operational systems that have resulted in productivity gains and increased profitability. The Company believes its current systems and controls position it to continue its growth internally as well as through acquisitions and enable it to operate profitably in both large and small communities. The Company completed four acquisitions in the fiscal year ended June 30, 1993, eight acquisitions in the fiscal year ended June 30, 1994, eleven acquisitions in the fiscal year ended June 30, 1995, and eighteen subsequent to June 30, 1995.

         Based on generally available industry data, the Company believes that expenditures for ambulance services in the United States exceeded $4 billion in 1994. Various factors, including the growth and aging of the population, and trends towards the use of outpatient services and specialized treatment facilities in an effort to contain health care costs have increased the demand for ambulance services. At the same time, industry factors have increased the standards of pre-hospital emergency care and have required faster ambulance response times, increasing the capital and technological resources necessary to provide higher levels of service. These factors, combined with the fragmented nature of the ambulance service industry, are contributing to consolidation within the industry. Volunteer fire departments, tax- supported fire districts, and municipal fire departments constitute the primary providers of fire protection services in the United States. Since emergency medical response represents a significant portion of fire response activity within fire departments, the Company believes that its ambulance and fire protection services operations are complementary. The Company believes that its integration of such services can provide operating economies, optimal coordination of the delivery of services, efficiencies in the use of personnel and equipment, and enhanced levels of service, especially in lower-utilization communities. Additionally, a variety of economic pressures on the public sector have increased opportunities for privatization and public/private partnerships in fire protection services.

         The Company pursues a strategy designed to enable it to expand its business in existing service areas, establish additional service areas, expand fire protection services, integrate existing services, improve productivity, and respond to the needs of the public sector and health care providers. This strategy includes plans to (i) acquire additional ambulance service providers operating in metropolitan areas and in communities surrounding the metropolitan areas that the Company currently serves or plans to serve; (ii) expand its emergency ambulance services through the pursuit of new contracts with municipalities and fire districts and its general ambulance services through increased marketing efforts to, and pursuit of other alliances with, managed care providers and other health care providers; (iii) expand its fire protection services into selected additional service areas through the pursuit of opportunities to supplant or enhance services provided by volunteer fire departments, expand its services to newly developed communities, and to privatize or develop public/ private partnerships with tax supported fire districts and municipal fire departments; (iv) continue the integration of its fire protection and ambulance services to maximize operational efficiencies and synergies; and (v) improve its productivity through the more efficient utilization of equipment and personnel.

                          SUMMARY FINANCIAL INFORMATION
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                           Years Ended June 30,          Nine Months Ended March 31,
                                                                                (Unaudited)
                                       1993        1994        1995           1995        1996
                                     --------    --------    --------       --------    --------
Operating Data
Revenue                              $ 84,081    $104,364    $171,583       $120,016    $181,586
Operating income                        7,052       9,390      15,940         10,517      16,928
Interest expense, net                   2,896       1,780       3,059          1,837       4,136
Net income(1)                           2,685       4,726       6,900          5,144       7,487
Earnings per share(2)                $   0.61    $   0.71    $   0.84       $   0.64    $   0.79
Weighted average number of shares       4,414       6,668       8,249          8,063       9,522

                                                                            March 31,
                                                                              1996
                                                                            ---------
Balance Sheet Data
  Working capital                                                           $ 55,503
  Total assets                                                               206,173
  Current portion of long-term debt                                            6,298
  Long-term debt, net of current portion                                      87,062
  Total stockholders' equity                                                  77,729

- --------------------

(1) Net income for the year ended June 30, 1995 reflects the effect of an extraordinary loss of $693,000.

(2) Represents fully diluted earnings per share for the year ended June 30, 1993. Earnings per share for the year ended June 30, 1995 include the effect of an extraordinary loss of $0.08.


The Company was incorporated in Arizona in 1948 and reincorporated in Delaware in May 1993. Unless the context indicates otherwise, all references to the "Company" refer to Rural/Metro Corporation and its subsidiaries. The Company maintains its principal executive offices at 8401 East Indian School Road, Scottsdale, Arizona 85251, and its telephone number is (602) 994-3886.

                                  RISK FACTORS

     In evaluating the Company and its business, consideration should be given to the following factors in addition to the other information included in this Prospectus.

Dependence on Certain Business Relationships

     The Company depends to a great extent on certain contracts with municipalities or fire districts to provide "911" emergency ambulance services and fire protection services. The Company's five largest contracts accounted for approximately 37% and 30% of total revenue for the fiscal years ended June 30, 1994 and 1995, respectively, with one contract accounting for approximately 14% and 9% of total revenue for the same periods. The loss or cancellation of any one or more of these contracts could have a material adverse effect on the Company and its operations. No assurance can be given that the Company will be successful in retaining its existing contracts or in obtaining new contracts for ambulance services or for fire protection services. The Company also faces the risk that areas in which it provides fire protection services through subscription arrangements with residents and businesses will be converted to tax-supported fire districts or annexed by municipalities. See "Business -- Marketing and Sales," "Business -- Contracts" and "Business -- Competition."

Acquisition Strategy

     The Company's strategy with respect to ambulance services depends in large part on its continued ability to acquire and to operate successfully additional ambulance service providers. The Company completed four acquisitions in fiscal 1993, eight acquisitions in fiscal 1994, eleven acquisitions in fiscal 1995, and eighteen acquisitions subsequent to June 30, 1995. There can be no assurance that the Company will be able to identify additional suitable acquisition candidates, that it will be able to consummate any such acquisitions, or that it will be able to integrate any such acquisitions successfully into its operations. See "Risk Factors -- Dependence on Management and Other Key Personnel." In addition, competition for acquisitions is increasing within the ambulance service industry and may result in the escalation of purchase prices for acquisitions and the decreased availability of attractive acquisition candidates. The Company expects to use cash and securities, including Common Stock, as the principal consideration for future acquisitions. The Company's acquisition program could be adversely affected if the Company does not generate sufficient cash for future acquisitions from existing operations or through external financings. There can be no assurance that the Company's operations will generate sufficient cash for acquisitions, that any additional financings for acquisitions will be available if and when needed or on terms acceptable to the Company, or that financing that is obtained will be able to be deployed on a prompt basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Possible Adverse Changes in Reimbursement Rates or Coverage

     Payments received from third-party payors (including Medicare, Medicaid, and private insurers) represent a substantial portion of the Company's ambulance receipts. The Company derived approximately 83% and 85% of its net ambulance fee collections from such third-party payors during fiscal 1994 and 1995, respectively. The continuing efforts of third-party payors to control expenditures for health care, including proposals to revise reimbursement policies, may affect the revenue, cash flow, and profitability of the Company. In addition, the financial instability of private third-party payors as well as budget pressures and cost shifting by governmental payors may influence the Company's receipt of reimbursements. A reduction in coverage or reimbursement rates by third-party payors could have a material adverse effect on the Company's results of operations. See "Business - - Billings and Collections," "Business -- Governmental Regulation" and "Business -- Reimbursement."

Impact of Rate Structures and Limitations on Rates of Return

     State or local government regulations or administrative policies regulate rate structures in most states in which the Company conducts ambulance operations. In certain service areas in which the Company is the exclusive provider of services, the municipality or fire district sets the rates for emergency service pursuant to a master contract and establishes the rates for general ambulance services that the Company is permitted to charge. Rates in most service areas are set at the same amounts for emergency and general ambulance services. The State of Arizona establishes a rate of return on sales the Company is permitted to earn in determining the ambulance service rates the Company may charge in that state. Ambulance services revenue generated in Arizona accounted for approximately 18% and 14% of total revenue for the fiscal years ended June 30, 1994 and 1995, respectively. No assurance can be given that the Company will be able to receive ambulance service rate increases on a timely basis where rates are regulated or to establish or maintain satisfactory rate structures where rates are not regulated. Under present coverage programs with third-party payors, the Company faces the continuing risk of nonreimbursement to the extent that uninsured individuals require ambulance service. Changes in demographics in the Company's markets could increase the Company's risk of doubtful accounts which, in turn, could have a material adverse effect on the Company's operating results. See "Business -- Billings and Collections" and "Business -- Governmental Regulation."

     Municipalities and fire districts negotiate the payments to be made to the Company for fire protection services pursuant to master contracts. These master contracts are based on a budget and on level of effort or performance criteria desired by the municipalities and fire districts. No assurance can be given that the Company will be successful in negotiating or maintaining profitable contracts with municipalities and fire districts. See "Business - - Contracts."

Governmental Regulation

     Numerous federal, state, and local laws and regulations govern various aspects of the business of ambulance service providers, covering matters such as licensing, rates, employee certification, environmental matters, and other factors. Certificates of necessity may be required from state or local governments to operate ambulance services in a designated service area. Master contracts from governmental authorities are subject to risks of cancellation or unenforceability as a result of budgetary and other factors and may subject the Company to certain liabilities or restrictions which traditionally have applied only to governmental bodies or to which they are otherwise immune. There can be no assurance that federal, state, or local governments will not adopt laws or regulations that would increase the Company's cost of doing business, lower reimbursement levels, or otherwise have a material adverse effect on the Company's business. See "Business -- Governmental Regulation" and "Business -- Reimbursement."

Industry Considerations

     Numerous legislative proposals have been considered that would result in major reforms in the United States health care system. The Company cannot predict which, if any, health care reforms may be proposed or enacted or the effect that any such legislation would have on the Company's business. In addition, managed care providers are attempting to contain health care costs through the use of outpatient services and specialized treatment facilities. No assurance can be given that changing industry practices will not have an adverse effect on the Company.

Competition

     The ambulance service industry is highly competitive. The Company currently encounters competition in providing ambulance services from governmental entities (including fire districts), hospitals, other national ambulance service providers, large regional ambulance service providers, and numerous local and volunteer private providers. In addition, there can be no assurance that municipalities, fire districts, or health care organizations that currently contract for ambulance services will not choose to provide ambulance services directly in the future. The Company is experiencing increased competition from fire departments to provide emergency ambulance service. Some of the Company's current competitors and certain potential competitors have greater capital and other resources than the Company. Tax-supported fire districts, municipal fire departments, and volunteer fire departments represent the principal providers of fire protection services for residential and commercial properties. Private providers represent only a small portion of the total fire protection market and generally provide services where a tax-supported municipality or fire district has decided to contract for the provision of fire protection services or has not assumed the financial responsibility for fire protection. In these situations, the Company provides services for a municipality or fire district on a contract basis or provides fire protection services directly to residences and businesses on a subscription basis. There can be no assurance that the Company will be able to obtain additional fire protection businesses on a contractual or subscription basis, that fire districts or municipalities will not choose to provide fire protection services directly in the future, or that areas in which the Company provides services through subscriptions will not be converted to tax-supported fire districts or annexed by municipalities. See "Business -- Competition."

Dependence on Management and Other Key Personnel

     The Company's success depends upon the retention of principal key personnel and the recruitment and retention of additional key personnel. The loss of existing key personnel or the failure to recruit and retain necessary additional personnel would adversely affect the Company's business prospects. There can be no assurance that the Company will be able to retain its current personnel or attract and retain necessary additional personnel. The Company's internal growth and its expansion into new geographic areas will require additional expertise, such as marketing and operational management. These growth and expansion activities will further increase the demand on the Company's resources and require the addition of new personnel and the development of additional expertise by existing personnel. The failure of the Company to attract and retain personnel with the requisite expertise or to develop internally such expertise could adversely affect the prospects for the Company's success. The Company entered into three-year employment agreements with its executive officers in May 1993, which were renewed in December 1995, and has entered into similar agreements with certain other executive officers as they have joined the Company. The Company maintains "key person" insurance on several of its key executive officers. See "Business" and "Management."

Control by Certain Stockholders

     The directors, executive officers, and their affiliates currently own beneficially approximately 14%, and the Company's Employee Stock Ownership Plan (the "ESOP") currently holds approximately 13%, of the outstanding shares of Common Stock. Accordingly, these persons, if they act as a group, likely will be able to significantly influence the election of the Company's directors and the outcome of matters requiring approval by the stockholders of the Company. See "Selling Stockholders."

Change in Control Provisions

     The Company's Second Restated Certificate of Incorporation (the "Restated Certificate") and the Delaware General Corporation Law (the "General Corporation Law") contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of the Company, even when these attempts may be in the best interests of stockholders. The Restated Certificate also authorizes the Board of Directors, without stockholder approval, to issue one or more series of preferred stock which could have voting and conversion rights that adversely affect the voting power of the holders of Common Stock and provides for a classified board of directors. The General Corporation Law also imposes conditions on certain business combination transactions with "interested stockholders" (as defined therein).

     The Company has also adopted a Rights Plan whereby, if and when the Rights become exercisable, holders of shares of Common Stock will be entitled to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock at a purchase price of $145 (subject to certain antidilution adjustments). The Rights will expire 10 years after issuance, and will be exercisable only if a person or group becomes the beneficial owner of 15% or more of the Common Stock (such person or group, a "15% holder") or commences a tender or exchange offer which would result in the offeror beneficially owning 15% or more of the Common Stock. If the

Rights become exercisable, each Right, unless redeemed by the Company, entitles the holder to purchase for $145 an amount of Common Stock of the Company, or in certain circumstances a combination of securities and/or assets or the common stock of the acquiror, having a market value of twice the purchase price.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at $.01 per Right prior to 10 days (as such period may be extended) after the public announcement of the existence of a 15% holder.

Possible Volatility of Stock

     The market price of the Company's Common Stock has increased since the Company's initial public offering in July 1993. See "Price Range of Common Stock." The period was marked by generally rising stock prices, favorable industry conditions, and improved operating results by the Company. The trading price of the Company's Common Stock in the future could be subject to wide fluctuations in response to quarterly variations in operating results of the Company and others in its industry, actual or anticipated announcements concerning the Company or its competitors, including government regulations and reimbursement changes, the announcement and implementation of health care reform proposals, changes in analysts' estimates of the Company's financial performance, general conditions in the health care industry, general economic and financial conditions, and other events or factors. In addition, the stock market has experienced extreme price and volume fluctuations which have affected the market prices for many companies involved in health care and related industries and which often have been unrelated to the operating performance of such companies. These broad market fluctuations and other factors may adversely affect the market price of the Company's Common Stock. See "Business -- Competition" and "Business -- Governmental Regulation." In addition, sales of Common Stock in the public market could adversely affect prevailing market prices. A total of approximately 600,000 restricted shares as that term is defined under Rule 144 (the "Restricted Shares") of the Securities Act held by non-affiliates are eligible for sale in the public market without restriction pursuant to Rule 144(k) under the Securities Act, and approximately 2,900,000 Restricted Shares are eligible for sale in the public market subject to compliance with the volume limitations and other requirements of Rule 144 and, with respect to affiliates, subject to the 90-day lock-up. The Company has registered for offer and sale up to 3,200,000 shares of Common Stock for issuance in connection with acquisitions (of which 1,354,102 shares have been issued), which shares are generally freely tradeable after their issuance under Rule 145 under the Securities Act, unless held by an affiliate, in which case such shares will be subject to the volume and manner of sale restrictions under Rule 144.

     The Company has registered for offer and sale up to 3,965,625 shares of Common Stock that are reserved for issuance pursuant to the Company's stock option plans. Shares issued under such registration statement upon the exercise of stock options issued under the Company's stock option plans generally will be eligible for sale in the public market, except that affiliates of the Company will continue to be subject to volume and manner of sale limitations. The Company also has the authority to issue additional shares of Common Stock and shares of one or more series of Preferred Stock. The issuance of such shares could have a dilutive effect on earnings per share, and the sale of such shares could depress the market price of the Company's Common Stock.

                           PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has been traded on the Nasdaq National Market under the symbol RURL since its initial public offering on July 16, 1993 at $12.50 per share. The following table sets forth the high and low sales prices of the Common Stock for the fiscal quarters indicated as reported on the Nasdaq National Market.

                                                            High          Low
                                                           ------       ------
     YEAR ENDED JUNE 30, 1994
     Fourth quarter....................................    $17.25       $13.25

     YEAR ENDED JUNE 30, 1995
     First quarter.....................................     19.00        14.50
     Second quarter....................................     21.25        17.75
     Third quarter.....................................     20.75        17.50
     Fourth quarter....................................     22.25        16.75

     YEAR ENDING JUNE 30. 1996
     First quarter.....................................     26.50        21.75
     Second quarter....................................     25.25        23.00
     Third quarter.....................................     28.75        22.00
     Fourth quarter....................................     35.75        26.75

     On June 28, 1996, the closing sale price of the Common Stock was $34.25 per share. On June 28, 1996, there were approximately 1,000 holders of record for the Company's Common Stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data for the fiscal years ended June 30, 1991, 1992, 1993, 1994, and 1995 is derived from the consolidated financial statements of the Company which have been audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial data for the nine months ended March 31, 1995 and 1996 has been derived from consolidated financial statements that have not been subject to audit, but which have been prepared on a basis consistent with the audited financial statements. In the opinion of management, the unaudited consolidated financial data include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the consolidated financial position and results of operations for that period. The results of operations for the nine months ended March 31, 1996 are not necessarily indicative of the results of operations for a full fiscal year. The selected consolidated financial data provided below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and related notes thereto incorporated by reference in this Prospectus.

                                                                                                         Nine Months Ended
                                                            Years Ended June 30,                              March 31,
                                        ------------------------------------------------------------   ----------------------
                                          1991         1992         1993        1994          1995       1995          1996
                                        -------      -------      -------     --------      --------   --------      --------
                                                   (In thousands, except per share data)                     (Unaudited)
Statement of Income Data
Revenue
  Ambulance services................    $37,306      $38,656      $52,539     $ 68,942      $127,461   $ 87,566      $143,246
  Fire protection services..........     24,633       26,938       28,165       30,502        32,274     23,820        28,503
  Other.............................      2,564        2,627        3,377        4,920        11,848      8,630         9,837
                                        -------      -------      -------     --------      --------   --------      --------
Total revenue.......................     64,503       68,221       84,081      104,364       171,583    120,016       181,586
Operating expenses
  Payroll and employee benefits(1)..     36,451       37,541       44,178       54,750        90,843     64,498        98,198
  Provision for doubtful accounts...      8,985        7,962       11,083       13,658        22,263     15,356        22,445
  Depreciation......................      2,196        2,628        3,522        4,369         6,654      4,593         7,063
  Amortization of intangibles.......        577          380          448          584         2,074      1,312         2,574
  Other operating expenses..........     14,809       15,151       17,798       21,613        33,809     23,740        34,378
                                        -------      -------      -------     --------      --------   --------      --------
Operating income....................      1,485        4,559        7,052        9,390        15,940     10,517        16,928
Interest expense, net...............      2,701        2,512        2,896        1,780         3,059      1,837         4,136
Other expense.......................        136           --           --           --            --         --            --
                                        -------      -------      -------     --------      --------   --------      --------
Income (loss) before income taxes
  and extraordinary item............     (1,352)       2,047        4,156        7,610        12,881      8,680        12,792
(Provision for) benefit from income
  taxes.............................        421         (713)      (1,471)      (2,884)       (5,288)    (3,536)       (5,305)
                                        -------      -------      -------     --------      --------   --------      --------
Income (loss) before extraordinary
  item..............................      (931)        1,334        2,685        4,726         7,593      5,144         7,487
Extraordinary item..................         --           --           --           --         (693)         --            --
                                        -------      -------      -------     --------      --------   --------      --------
Net income (loss)...................    $  (931)     $ 1,334      $ 2,685     $  4,726      $  6,900   $  5,144      $  7,487
                                        =======      =======      =======     ========      ========   ========      ========
Net income (loss) available for
  common stock......................    $  (931)     $ 1,305      $ 2,610     $  4,726      $  6,900   $  5,144      $  7,487
                                        =======      =======      =======     ========      ========   ========      ========
Earnings (loss) per common stock and
  common stock equivalent(2)
 Income before extraordinary
  item..............................    $ (0.26)     $  0.33      $  0.63     $   0.71      $   0.92   $   0.64      $   0.79
 Extraordinary item.................         --           --           --           --         (0.08)        --            --
                                        -------      -------      -------     --------      --------   --------      --------
 Net income (loss)..................    $ (0.26)     $  0.33      $  0.63     $   0.71      $   0.84   $   0.64      $   0.79
                                        =======      =======      =======     ========      ========   ========      ========
Earnings per common stock and common
  stock equivalent assuming full
  dilution(2).......................                              $  0.61
                                                                  =======
Weighted average number of common
  stock and common stock equivalents
  outstanding
 Primary............................      3,627        3,970        4,171        6,668         8,249      8,063         9,522
 Fully diluted......................                                4,414

                                                                 June 30,                           March 31,
                                   --------------------------------------------------------   ---------------------
                                     1991       1992        1993         1994        1995       1995          1996
                                   -------     -------     -------     --------    --------   --------     --------
                                                       (In thousands)                              (Unaudited)
Balance Sheet Data
Working capital............        $ 7,887     $ 3,279     $ 4,784     $ 23,915    $ 26,358   $ 25,712     $ 55,503
Total assets...............         34,464      37,963      45,816       88,247     159,430    140,383      206,173
Current portion of long-term
  debt(3)..................          2,148       9,592       9,827        3,590       8,377      5,746        6,298
Long-term debt, net of current
  portion(4)...............         22,323      14,313      15,382       13,339      53,282     46,508       87,062
Stockholders' equity (deficit)      (2,982)       (239)      4,093       47,349      65,648     56,018       77,729

- ----------

         (1) Includes the contribution of 435,375 shares of treasury stock to the ESOP in fiscal 1991 valued at $2.4 million.

         (2) Primary and fully diluted earnings (loss) per share are considered to be the same in all periods presented except for the year ended June 30, 1993.

         (3) Includes balances outstanding under the Company's revolving credit facility of $5.3 million and $6.7 million at June 30, 1992 and 1993, respectively.

         (4) Includes balances outstanding under the Company's revolving credit facility of $4.5 million and $34.9 million at June 30, 1991 and 1995, respectively.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis should be read in conjunction with the Selected Consolidated Financial Data and the Consolidated Financial Statements of the Company and related notes incorporated by reference in this Prospectus.

         INTRODUCTION

         The Company derives its revenue primarily from fees charged for ambulance and fire protection services. The Company provides ambulance services in response to emergency medical calls ("911" emergency ambulance services) and non-emergency transport services (general transport services) to patients on both a fee-for-service basis and nonrefundable subscription fee basis. Per transport revenue depends on various factors, including the mix of rates between existing markets and new markets and the mix of activity between "911" emergency ambulance services and general transport services as well as other competitive factors. Fire protection services are provided either under contracts with municipalities or fire districts or on a nonrefundable subscription fee basis to individual homeowners or commercial property owners.

         Ambulance service fees are recorded net of Medicare, Medicaid, and other reimbursement limitations and are recognized when services are provided. Payments received from third-party payors represent a substantial portion of the Company's ambulance service fee receipts. Provision for doubtful accounts is made for the expected difference between ambulance services fees charged and amounts actually collected. The Company's provision for doubtful accounts generally is higher with respect to collections to be derived directly from patients than for collections to be derived from third-party payors and generally is higher for "911" emergency ambulance services than for general ambulance transport services.

         Because of the nature of the Company's ambulance services, it is necessary to respond to a number of calls, primarily "911" emergency ambulance service calls, which may not result in transports. Results of operations are discussed below on the basis of actual transports since transports are more directly related to revenue. Expenses associated with calls that do not result in transports are included in operating expenses. The percentage of calls not resulting in transports varies substantially depending upon the mix of general transport and "911" emergency ambulance service calls in the Company's markets and is generally higher in markets in which the calls are primarily "911" emergency ambulance service calls. Rates in the Company's markets take into account the anticipated number of calls that may not result in transports. The Company does not separately account for expenses associated with calls that do not result in transports.

         Revenue generated under fire protection services contracts is recognized over the life of the contract. Subscription fees received in advance are deferred and recognized over the term of the subscription agreement, which generally is one year.

         Other revenue primarily consists of fees associated with alternative transportation services and home health care services and are recognized when the services are provided.

         Other operating expenses primarily consists of rent and related occupancy expenses, maintenance and repairs, insurance, fuel and supplies, travel, and professional fees.

         The Company's income before extraordinary item for the year ended June 30, 1995 was $7.6 million or $0.92 per share. This compares to net income of $4.7 million and $2.7 million, or $0.71 and $0.61 per fully diluted share for the years ended June 30, 1994 and 1993, respectively. The Company recorded an extraordinary item of $0.7 million, net of a $0.5 million tax benefit, or $0.08 per share, in the year ended June 30, 1995 to reflect the loss on early extinguishment of debt. During fiscal 1995, the Company completed the acquisition of eleven ambulance service providers operating in Georgia, Nebraska, New York, Ohio, Pennsylvania, South Carolina, Tennessee and Texas. The following discussion provides greater detail of the Company's results of operations and liquidity and capital resources.

         RESULTS OF OPERATIONS

         The following table sets forth for the years ended June 30, 1993, 1994, and 1995 and for the nine months ended March 31, 1995 and 1996, certain items from the Company's consolidated financial statements expressed as a percentage of total revenue:

                                                                               Nine Months Ended
                                                     Years Ended June 30,           March 31,
                                                  --------------------------   -----------------
                                                   1993      1994      1995      1995       1996
                                                  -----     -----     -----     -----      -----
Revenue
  Ambulance services .......................       62.5%     66.1%     74.3%     73.0%     78.9%
  Fire protection services .................       33.5      29.2      18.8      19.8      15.7
  Other ....................................        4.0       4.7       6.9       7.2       5.4
                                                  -----     -----     -----     -----     -----
  Total revenue ............................      100.0     100.0     100.0     100.0     100.0
Operating expenses
  Payroll and employee benefits ............       52.5      52.4      52.9      53.7      54.1
  Provision for doubtful accounts ..........       13.2      13.1      13.0      12.8      12.4
  Depreciation .............................        4.2       4.2       3.9       3.8       3.9
  Amortization of intangibles ..............        0.5       0.6       1.2       1.1       1.4
  Other operating expenses .................       21.2      20.7      19.7      19.8      18.9
                                                  -----     -----     -----     -----     -----
Operating income ...........................        8.4       9.0       9.3       8.8       9.3
Interest expense, net ......................        3.5       1.7       1.8       1.6       2.3
                                                  -----     -----     -----     -----     -----
Income before income taxes and extraordinary
  item .....................................        4.9       7.3       7.5       7.2       7.0
Provision for income taxes .................        1.7       2.8       3.1       2.9       2.9
                                                  -----     -----     -----     -----     -----
Income before extraordinary item ...........        3.2%      4.5%      4.4%      4.3%      4.1%
                                                  =====     =====     =====     =====     =====

         NINE MONTHS ENDED MARCH 31, 1995 COMPARED TO NINE MONTHS ENDED MARCH 31, 1996

Revenue

         Total revenue increased $61.6 million, or 51.3%, from $120.0 million for the nine months ended March 31, 1995 to $181.6 million for the nine months ended March 31, 1996. Approximately $45.5 million of this increase resulted from the acquisition of ambulance service providers during the last quarter of fiscal 1995 and the first three quarters of fiscal 1996. Fire protection services revenue increased by $4.7 million and other revenue increased by $1.2 million.

         Total ambulance transports increased by 203,000, or 64.0%, from 317,000 for the nine months ended March 31, 1995 to 520,000 for the nine months ended March 31, 1996. The acquisition of eleven ambulance service companies during the last quarter of fiscal 1995 and the first three quarters of fiscal 1996 accounted for 188,000 of these additional transports.

         Fire protection services revenue increased due to revenue generated from new fire protection contracts awarded to the Company through competitive bidding and due to rate increases for fire protection services. The increase also resulted from the acquisition of a fire service company during the first quarter of fiscal 1996.

Operating Expenses

         Payroll and employee benefit expenses increased $33.7 million, or 52.2%, from $64.5 million for the nine months ended March 31, 1995 to $98.2 million for the nine months ended March 31, 1996. This increase was primarily due to the acquisition of eleven ambulance service providers during the last quarter of fiscal 1995 and the first three quarters of fiscal year 1996.

         Provision for doubtful accounts increased $7.1 million, or 46.1%, from $15.4 million for the nine months ended March 31, 1995 to $22.5 million for the nine months ended March 31, 1996. Provision for doubtful accounts decreased from 12.8% of total revenue for the nine months ended March 31, 1995 to 12.4% of total revenue for the nine months ended March 31, 1996 reflecting the effect of the acquisition of ambulance service providers operating in markets with higher receivable collections as a result of a greater mix of general transport activity.

         Depreciation increased $2.5 million, or 54.3%, from $4.6 million for the nine months ended March 31, 1995 to $7.1 million for the nine months ended March 31, 1996, primarily due to increased property and equipment from recent acquisition activity.

         Amortization of intangibles increased by $1.3 million, from $1.3 million for the nine months ended March 31, 1995 to $2.6 million for the nine months ended March 31, 1996. This increase was the result of increased intangible assets caused by recent acquisition activity. Amortization of intangibles increased from 1.1% of total revenue for the nine months ended March 31, 1995 to 1.4% for the nine months ended March 31, 1996.

         Other operating expenses increased approximately $10.7 million, or 45.1% from $23.7 million for the nine months ended March 31, 1995 to $34.4 million for the nine months ended March 31, 1996, primarily due to increased expenses associated with the operation of the eleven ambulance service providers acquired during the last quarter of fiscal 1995 and the first three quarters of fiscal 1996. Other operating expenses decreased from 19.8% of total revenue for the nine months ended March 31, 1995 to 18.9% of total revenue for the nine months ended March 31, 1996 as a result of operational efficiencies.

         Interest expense increased by $2.3 million from $1.8 million for the nine months ended March 31, 1995 to $4.1 million for the nine months ended March 31, 1996. This increase was caused by higher debt balances, reflecting increased borrowings on the Company's revolving credit facility.

         YEAR ENDED JUNE 30, 1994 COMPARED TO YEAR ENDED JUNE 30, 1995

Revenue

         Total revenue increased $67.2 million, or 64.4%, from $104.4 million for the year ended June 30, 1994 to $171.6 million for the year ended June 30, 1995. Approximately $48.6 million of this increase resulted from the acquisition of ambulance service providers during fiscal 1995 and during the last two quarters of fiscal 1994. Fire protection services revenue increased by $1.8 million, and other revenue increased by $6.9 million.

         Total ambulance transports increased by 235,000 from 234,000 for the year ended June 30, 1994 to 469,000 for the year ended June 30, 1995. The acquisition of ambulance service companies during fiscal 1995 and during the last two quarters of fiscal 1994 accounted for 208,000 of these additional transports. Ambulance transports in markets served by the Company in both of the years ended June 30, 1994 and 1995 increased by approximately 27,000 transports, or 11.5%.

         Fire protection services revenue increased as a result of rate increases for fire protection services and greater utilization of the Company's services under fee-for-service arrangements. This increase was partially offset by the effect of the loss of a municipal master fire protection contract as of June 30, 1994. This contract represented fire protection services revenue of $1.8 million for the year ended June 30, 1994. Revenue generated under fire protection contracts covering markets served by the Company in both periods increased 12.4%.

         Other revenue increased by $6.9 million primarily because of the acquisition of ambulance service providers with wheelchair transport and home health care operations.

Operating Expenses

         Payroll and employee benefit expenses increased $36.0 million, or 65.7%, from $54.8 million for the year ended June 30, 1994 to $90.8 million for the year ended June 30, 1995. This increase resulted primarily from the acquisition of ambulance service providers during fiscal 1995 and during the last two quarters of fiscal 1994.

         Provision for doubtful accounts increased $8.6 million, or 62.8%, from $13.7 million for the year ended June 30, 1994 to $22.3 million for the year ended June 30, 1995. Provision for doubtful accounts decreased from 13.1% of total revenue for the year ended June 30, 1994 to 13.0% of total revenue for the year ended June 30, 1995, reflecting the effect of the acquisition of ambulance service providers operating in markets with increased general transport services and higher receivable collections.

         Depreciation expense increased $2.3 million, or 52.3%, from $4.4 million for the year ended June 30, 1994 to $6.7 million for the year ended June 30, 1995 primarily as a result of increased property and equipment caused primarily by recent acquisition activity. Depreciation decreased from 4.2% of total revenue for the year ended June 30, 1994 to 3.9% of total revenue for the year ended June 30, 1995.

         Amortization of intangibles increased $1.5 million from $0.6 million for the year ended June 30, 1994 to $2.1 million for the year ended June 30, 1995 primarily as a result of increased intangible assets caused by recent acquisition activity. Amortization of intangibles increased from 0.6% of total revenue for the year ended June 30, 1994 to 1.2% of total revenue for the year ended June 30, 1995.

         Other operating expenses increased $12.2 million, or 56.5%, from $21.6 million for the year ended June 30, 1994 to $33.8 million for the year ended June 30, 1995 primarily as a result of increased expenses associated with the operation of ambulance service providers acquired during fiscal 1995 and during the last two quarters of fiscal 1994. Other operating expenses decreased from 20.7% of total revenue for the year ended June 30, 1994 to 19.7% of total revenue for the year ended June 30, 1995 as a result of operational efficiencies.

Other Expenses

         Interest expense increased $1.3 million, or 72.2%, from $1.8 million for the year ended June 30, 1994 to $3.1 million for the year ended June 30, 1995 primarily as a result of additional borrowings on the Company's revolving credit facility to fund certain acquisitions.

Provision for Income Taxes

         The Company's effective tax rate increased from 37.9% for the year ended June 30, 1994 to 41.0% for the year ended June 30, 1995 primarily as a result of the amortization of nondeductible goodwill associated with acquisitions.

         YEAR ENDED JUNE 30, 1993 COMPARED TO YEAR ENDED JUNE 30, 1994

Revenue

         Total revenue increased $20.3 million, or 24.1%, from $84.1 million for the year ended June 30, 1993 to $104.4 million for the year ended June 30, 1994.

         Ambulance revenues increased $16.4 million, of which $9.7 million is attributable to acquisitions made during fiscal 1994 and the first six months of fiscal 1993. The remaining $6.7 million increase in ambulance revenue is attributable to increased activity in markets served by the Company in both fiscal years. Fire protection revenue increased $2.3 million and other revenue increased by $1.5 million in 1994 compared to 1993.

         Ambulance transports increased by 52,000, or 29%, to 234,000 in fiscal 1994. The effect of acquisitions made during 1993 and 1994 accounted for 31,000 of the increased transports. The remaining increase of 21,000 transports is attributable to increased volume in markets served by the Company in both fiscal years, the largest increase being the result of the implementation of a newly integrated ambulance services and fire protection services contract.

         Fire protection services revenue increased primarily because of rate increases under master fire contracts and increases in subscription revenue resulting from efforts to increase subscription contract renewals and increased marketing efforts focused on previously unsubscribed properties. A municipality previously served under a master contract to provide fire protection did not renew the contract with the Company at its June 30, 1994 expiration date. Revenue generated under this contract was $1.7 million and $1.8 million for the fiscal years ended June 30, 1993 and 1994, respectively.

         Other revenue increased $1.5 million during the year ended June 30, 1994. This increase was caused primarily by the acquisition in 1994 of an ambulance business with wheelchair transport and home health care operations.

Operating Expenses

         Payroll and employee benefits increased by $10.6 million, or 24.0%, to $54.8 million in fiscal 1994 primarily as a result of acquisitions.

         Provision for doubtful accounts increased from $11.1 million in the year ended June 30, 1993 to $13.7 million in the year ended June 30, 1994. The provision decreased as a percentage of revenue during the fiscal year ended June 30, 1994 to 13.1% from 13.2% in fiscal 1993 because of continued improvement in receivable collections, aided by the billing and collection system implemented during prior fiscal years.

         Depreciation expense increased by $0.9 million, or 25.7%, to $4.4 million in the year ended June 30, 1994. The increase was the result of increased property and equipment caused primarily by 1994 acquisition activity and a full year's depreciation and amortization of assets acquired during fiscal 1993.

         Amortization of intangibles increased by $0.2 million or 50.0% to $0.6 million in the year ended June 30, 1994. The increase was the result of increased intangible assets caused primarily by 1994 acquisition activity.

         Other operating expenses were $21.6 million in fiscal 1994 compared to $17.8 million in the prior fiscal year. The increase was the result of fiscal 1994 acquisitions as well as a full fiscal year's impact of acquisitions made during 1993. Other operating expenses decreased from 21.2% of total revenue in the fiscal year ended June 30, 1993 to 20.7% of total revenue in the fiscal year ended June 30, 1994, primarily because of improved operating efficiencies.

Other Expenses

         Interest expense decreased to $1.8 million in the year ended June 30, 1994 from $2.9 million in the preceding year. This decrease was caused by lower debt balances during fiscal 1994 than during fiscal 1993, reflecting the repayment of certain indebtedness with a portion of the proceeds of the Company's public stock offerings.

         SEASONALITY AND QUARTERLY RESULTS

         The following table reflects certain selected unaudited quarterly operating results for each of the eight quarters including the quarter ended March 31, 1996. The operating results of any quarter are not necessarily indicative of results of any future period.

                           JUNE 30,  SEPT. 30,   DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30,  DEC. 31,  MARCH 31,
                             1994      1994       1994      1995       1995      1995       1995      1996
                             ----      ----       ----      ----       ----      ----       ----      ----
                                                 (In thousands, except per share data)
Revenue
  Ambulance service......  $20,833    $25,496    $28,911   $33,159   $39,895    $43,404   $48,053    $51,789
  Fire protection
    services.............    8,081      7,971      7,827     8,022     8,454      9,255     9,435      9,813
  Other revenue..........    2,060      2,804      3,221     2,605     3,218      3,104     3,351      3,382
                           -------    -------    -------   -------   -------    -------   -------    -------
Total revenue............   30,974     36,271     39,959    43,786    51,567     55,763    60,839     64,984
Operating income.........    3,132      2,912      3,340     4,265     5,423      4,814     5,339      6,775
Income before
  extraordinary item.....    1,651      1,434      1,660     2,050     2,449      2,102     2,396      2,989
Net income...............    1,651      1,434      1,660     2,050     1,756      2,102     2,396      2,989
Earnings per share
Income before
  extraordinary item.....  $  0.22    $  0.18    $  0.21   $  0.25     $0.28    $  0.23   $  0.25    $  0.31
Extraordinary item.......       --         --         --        --     (0.08)        --        --         --
                           -------    -------    -------   -------   -------    -------   -------    -------
Net income...............  $  0.22    $  0.18    $  0.21   $  0.25   $  0.20    $  0.23   $  0.25    $  0.31
                           =======    =======    =======   =======   =======    =======   =======    =======

         The Company has historically experienced, and expects to continue to experience, moderate seasonality in quarterly operating results. This seasonality has resulted from a number of factors, including relatively higher second and third fiscal quarter demand for transport services in the Company's Arizona and Florida regions resulting from the greater winter populations in those regions and annual rate increases on certain service contracts occurring at different times during the Company's fiscal year. The effect of the acquisition of ambulance service providers in the northeastern and midwestern regions of the United States has reduced, and will continue to reduce, the overall seasonality in operating results.

         LIQUIDITY AND CAPITAL RESOURCES

         Historically, the Company has financed its cash requirements principally through cash flow from operating activities, term and revolving indebtedness, capital equipment lease financing, and the sale of stock through an initial public offering in July 1993, generating net proceeds of approximately $19.5 million, a public stock offering in May 1994, generating net proceeds of approximately $17.4 million, and a subsequent public stock offering in April 1996, generating net proceeds of approximately $34.8 million.

         During the nine months ended March 31, 1996, the Company used cash flow of $2.7 million, compared with cash flow generated by operations of $1.5 million for the nine months ended March 31, 1995. During the year ended June 30, 1995, the Company generated $8.5 million in cash flow from operations compared with $9.3 million in the preceding year.

         During September 1995, the Company funded a fully underwritten credit agreement for a $125 million revolving credit facility. The Company used the proceeds from the facility to repay the Company's then existing revolving credit facility and its notes payable. Approximately $75.5 million was outstanding on the credit facility at March 31, 1996. This six-year revolving credit facility is priced at the prime rate or a LIBOR-based rate. The LIBOR-based rates range from LIBOR plus 0.75% to LIBOR plus 1.75% depending upon the Company meeting certain financial covenants. Beginning September 30, 1998, the amount available under the facility begins to reduce at three-month intervals until the termination date at September 30, 2001. The facility is collateralized by the Company's accounts and notes receivable, common stock of its subsidiaries and partnership interests. Costs previously deferred related to certain indebtedness resulted in an extraordinary charge to earnings of $693,000, net of a $480,000 tax benefit, or $.08 per share in the year ended June 30, 1995.

         The Company repaid debt and capital lease obligations of $7.0 million and $17.5 million for the nine months ended March 31, 1995 and 1996. The Company repaid $6.8 million of notes payable and capital lease obligations during the year ended June 30, 1994 and $10.8 million during the year ended June 30, 1995. The Company made capital expenditures of $8.0 million and $13.8 million during the nine months ended March 31, 1995 and 1996, respectively. Capital expenditures were $11.5 million during the year ended June 30, 1995 compared to $5.8 million during the prior year, of which $2.7 million and $0.5 million were financed through capital lease obligations in each year, respectively.

         During the year ended June 30, 1995, the Company purchased either all of the issued and outstanding stock or certain of the assets of eleven ambulance providers operating in Georgia, Nebraska, New York, Ohio, Pennsylvania, South Carolina, Tennessee and Texas for a combined purchase price was $65.1 million. The Company paid cash of $32.9 million, issued notes payable to sellers totalling $9.4 million, issued 1,091,526 shares of Common Stock to sellers (507,692 shares were related to a pooling-of-interests transaction in Ohio and the remaining 583,834 shares were valued at $7.8 million), and assumed $15.0 million of liabilities. The Company funded the cash portion of the acquisitions from the proceeds of the May 1994 public stock offering and from the revolving credit facility.

         During the nine months ended March 31, 1996 the Company purchased the stock of ambulance service providers operating in New York state and Alabama, the assets of ambulance service providers operating in Ohio, Texas, South Carolina and Georgia and the stock of a fire service company operating in Oregon. The aggregate purchase price was $14.7 million. The Company paid cash of $8.9 million, issued notes payable to sellers totaling $2.7 million, issued 67,606 shares of Rural/Metro common stock valued at $0.9 million and assumed $2.2 million of liabilities. The cash portion of the acquisitions was funded through operating cash flow and through the Company's revolving credit facility. These transactions were accounted for as purchases in accordance with Accounting Principles Board Opinion No.16 (APB16).

         During October 1995 and March 1996, subsidiaries of the Company merged with and into two ambulance service providers operating in Indiana and an ambulance service provider operating in Ohio. The Company issued an aggregate of 405,077 shares of its common stock in exchange for all of the issued and outstanding stock of the acquired companies. The transactions were accounted for as pooling-of-interests in accordance with APB16.

         During August 1995, the Company registered for offer and sale up to 2,283,658 shares of common stock under a shelf registration statement. As of June 15, 1996, 437,760 shares had been issued in connection with acquisitions under such shelf registration statement.

         During April 1996, the Company issued 1,367,500 shares of its common stock in a public stock offering. The Company used the net proceeds of approximately $34.8 million to repay a portion of its revolving credit facility.

         Subsequent to March 31, 1996, the Company purchased the assets of ambulance service providers operating in New York, Indiana and Alabama and the stock of ambulance service providers operating in South Dakota and Indiana. The aggregate purchase price was $10.6 million. The Company paid cash of $7.9 million, issued notes payable to sellers of $1.9 million, issued 3,464 shares of the Company's common stock valued at $0.1 million and assumed $0.7 million of liabilities. These transactions were accounted for as purchases in accordance with APB16.

         During May 1996, a subsidiary of the Company merged with and into an ambulance service provider operating in Ohio and northern Kentucky. The Company issued 252,252 shares of its common stock in exchange for all of the issued and outstanding stock of the acquired company. The transaction was accounted for as a pooling-of-interests in accordance with APB16.

         The Company expects that cash flow from operations and additional borrowing capacity will be sufficient to meet its operating and capital needs for existing operations as well as to fund certain service area expansion and acquisitions for the twelve months subsequent to March 31, 1996. The Company is engaged in an active acquisition program. The Company intends to fund any acquisitions that it consummates through the use of cash from operations, credit facilities, seller notes payable and the issuance of Common Stock. In addition, the Company may seek to raise additional capital through public or private debt or equity financing. The availability of these capital sources will depend upon prevailing market conditions, interest rates and the financial condition of the Company. See "Risk Factors -- Acquisition Strategy."

                                    BUSINESS

         The Company provides "911" emergency and general transport ambulance services, fire protection services, and other safety or health care related services to municipal, residential, commercial, and industrial customers. The Company believes that it is the only multi-state provider of both ambulance and fire protection services in the United States and that it ranks as one of the largest private-sector providers of ambulance services and the largest private-sector provider of fire protection services. The Company currently serves over 150 communities located in Alabama, Arizona, Florida, Georgia, Indiana, Iowa, Kentucky, Louisiana, Nebraska, New York, Ohio, Oregon, Pennsylvania, South Carolina, South Dakota, Tennessee, and Texas. Ambulance services and fire protection services accounted for approximately 79% and 16%, respectively, of the Company's revenue for the nine months ended March 31, 1996.

         Founded in 1948, the Company has been instrumental in the development of protocols and policies applicable to the emergency services industry. The Company has grown significantly since the late 1970s both through internal growth and through acquisitions. To manage this growth, the Company invested in the development of management and operational systems that have resulted in productivity gains and increased profitability. The Company believes its current systems and controls position it to continue its growth internally as well as through acquisitions and enable it to operate profitably in both large and small communities. The Company completed four acquisitions in the fiscal year ended June 30, 1993, eight acquisitions in the fiscal year ended June 30, 1994, eleven acquisitions in the fiscal year ended June 30, 1995 and eighteen acquisitions subsequent to June 30, 1995.

INDUSTRY CONSIDERATIONS

         Public-sector entities, private companies, and hospitals provide ambulance services. Public-sector entities generally serve as the first responder to requests for such emergency ambulance services and often provide emergency ambulance transport. When the public sector serves as first responder, private companies often serve as the second responder and support the first responder as needed. The private sector provides the majority of general ambulance services. It is estimated that the ambulance service industry includes more than 10,000 providers of service, 2,000 or more of which are private. Most commercial providers are small companies serving one or a limited number of markets. Several multi-state providers, including the Company, have emerged through the acquisition and consolidation of smaller ambulance service providers in recent years.

         The growth in ambulance service expenditures has resulted from both an increase in the number of transports and an increase in the average expenditures per transport. The growth and aging of the population, the greater use of outpatient care facilities and home care in response to health care cost containment efforts, and increased patient travel between specialized treatment health care facilities have increased the demand for emergency medical services and general ambulance services. The increased availability of "911" emergency service, the impact of educational programs on its use, and the practice of some members of the population of utilizing a hospital's emergency room as the source of their primary medical care also have increased the number of ambulance transports. Industry considerations require ambulance service providers to acquire more sophisticated emergency medical, dispatch, and communications equipment, hire more highly trained personnel, and develop more sophisticated dispatch and management systems to satisfy the faster response time and higher quality of medical care assurance criteria required by municipalities and fire districts for emergency ambulance services. Average expenditures per ambulance transport have increased as a result of the additional costs to meet these requirements. These requirements, combined with the fragmented nature of the industry, are contributing to consolidation within the industry. Service providers that do not have the financial or management resources to meet the requirements for higher levels of service are candidates for acquisition.

         Market reform continues to reshape the health care delivery system, with a shift from fee-for-service providers to managed care providers. Managed care providers are focusing on cost containment measures while seeking to provide the most appropriate level of service at the most appropriate treatment facility. Managed care providers are attempting to manage hospital utilization by working with ambulance service providers to ensure transport of patients to affiliated facilities and avoid unnecessary inter-facility transports.

         Based on the Company's experience, the Company believes that its ambulance and fire protection services are complementary. Municipal fire departments, tax-supported fire districts, and volunteer fire departments constitute the principal providers of fire protection services in the United States. In most of the communities served by municipal fire departments and tax-supported fire districts, the fire department is the first to respond to a call for emergency medical services. Approximately 27,000 volunteer fire departments operate throughout the United States. Volunteer fire departments range from departments comprised entirely of volunteer personnel to departments that utilize one or more paid personnel located at each station supplemented by volunteers who proceed directly to the fire scene. In addition to providing fire protection services to municipalities and tax-supported fire districts, the private sector also provides fire protection services to industrial complexes, including airports, large industrial and petrochemical plants, power plants, and other large self-contained facilities.

STRATEGY

         The Company's strategy is to enhance its position as a leading provider of emergency services in the United States. Key elements of this strategy include the acquisition of ambulance service providers, increased marketing efforts, expansion of fire protection services, integration of ambulance and fire protection operations, improved productivity, and satisfying the needs of the public sector and health care providers.

Acquisition of Ambulance Service Providers

         The Company seeks acquisitions that enable it to establish new service areas and acquisitions that enable it to expand its operations within its existing service areas. The Company believes that the fragmented nature of the industry, combined with the lack of capital and limited management systems that characterize many providers, continues to provide an opportunity for the Company to acquire additional ambulance service providers that would benefit from its management and operational systems, resulting in productivity gains and enhanced levels of service.

         The Company considers a number of factors in evaluating a proposed acquisition candidate, including the quality of its management and medical personnel, its historical operating results and future earnings potential, the size and anticipated growth of its market, its relative position within that market, and the competition to be encountered in such market. The Company pays special attention to those potential service areas in which it can achieve maximum productivity by achieving market leadership over a regional area, by utilizing its ambulances to provide both "911" emergency and general ambulance services, and by integrating ambulance services with fire protection services.

Increased Marketing Efforts in Existing Ambulance Service Areas

         In addition to expansion through acquisitions, the Company plans to expand its general ambulance services through increased marketing efforts to hospitals, health maintenance organizations, and other health care providers and its emergency ambulance services through the pursuit of new contracts with municipalities and fire districts. These efforts will focus on the increased demand for emergency ambulance services caused by various factors, including the growth and aging of the population, as well as on the increased use of general ambulance services caused in part by increases in home health care, patient travel between specialized health care facilities, and increased requirements for transport to specific facilities operated by managed care providers. The Company intends to respond to the needs of managed care providers by delivering high quality, efficient, cost-effective services and the ability to transport patients to the most appropriate treatment facility, particularly in those geographic areas in which it has been able to achieve market leadership. The Company expects to pursue alliances with health care providers through the pursuit of service contracts, the development of relationships, and through acquisitions of health care and safety related providers, which would provide opportunities for the Company to integrate its services with such other service providers.

Expansion of Fire Protection Services

         The Company plans to increase its efforts to expand its fire protection services into areas not currently served by it, with particular emphasis on areas contiguous to its existing fire protection service areas as well as on certain areas in which the Company currently provides ambulance but not fire protection services. In seeking to expand its fire protection services, the Company plans to emphasize the benefits of its services in terms of lower per capita fire service costs, reduced insurance rates, and lower loss of life and property resulting from its extensive experience, its fire prevention initiatives, its management and operational systems, and its system utilizing full-time fire fighters and part-time reservists. The Company's strategy includes efforts to provide service to businesses and residences in newly developed communities that have not yet arranged for fire protection services as well as in areas served by volunteer fire departments, tax-supported fire districts, and municipal fire departments. The Company plans to respond to the economic pressures on the public sector to reduce taxes and expenditures for emergency services by offering the opportunity for the privatization of tax-supported fire districts and municipal fire departments or for the establishment of public/private partnerships with fire districts and municipalities. The Company also intends to pursue opportunities to provide fire protection services to large industrial complexes, including airports, large industrial and petrochemical plants, power plants, and other self-contained facilities.

Integration of Ambulance and Fire Protection Services

         Building upon the Company's successful integration of ambulance and fire services under its contract with the City of Scottsdale, the Company plans to continue the integration of its fire and ambulance services in certain of its service areas and to pursue opportunities to provide integrated services in new service areas. The Company believes that its integration of such services can provide operating economies, optimal coordination of the delivery of services, efficiencies in the use of personnel and equipment, and enhanced levels of service, especially in lower-utilization communities.

Productivity Improvement and Enhancement

         The Company intends to utilize its management and operational systems to achieve enhanced productivity and profitability in its existing operations and in acquired operations. The centralization of key management and operating systems permits the Company to achieve economies of scale at both the operational and corporate levels.

         The Company believes that the achievement of its goal of establishing market leadership in its various service areas (through initial acquisitions, follow-on acquisitions, alliances, and internal growth) will enable it to continue to improve its productivity in those areas by enabling it to more efficiently utilize its equipment and personnel, to better serve large regional health care providers, and to more effectively market its services. In certain cases, follow-on acquisitions in existing service areas enable the Company to enhance its productivity in that service area to an extent greater than the size of the acquisition itself.

CURRENT SERVICE AREAS

         The following table sets forth certain information with respect to the Company's current service areas. The Company provides its ambulance services pursuant to a contract or certificate of necessity on an exclusive or nonexclusive basis. It provides "911" emergency ambulance services primarily pursuant to contracts or as a result of providing fire protection services. Ambulance service contracts in some service areas provide for the payment of a subsidy to the Company. In some service areas, the Company is the only provider of both emergency and general ambulance services. In other service areas, the Company competes for general ambulance services. In all service areas, the Company responds to "911" emergency calls if requested by a municipality or fire district, even in the absence of a contract. The Company provides fire protection services under the name Rural/Metro Fire Department. Fire protection services are provided pursuant to master contracts or on a subscription basis.

                                                                     INCEPTION OF SERVICE OR
                LOCATION                        TYPE OF SERVICE        DATE OF ACQUISITION
                --------                        ---------------      -----------------------
ALABAMA         Baldwin County                  ambulance               1996
                Montgomery                      ambulance               1996
ARIZONA         Scottsdale                      fire and ambulance      1951 and 1984
                Maricopa County(1)              fire and ambulance      1948 and 1976
                Phoenix Metro Area              ambulance               1984
                Tucson Metro Area and           fire and ambulance      1969 and 1972
                Pima County
                Yuma and Yuma County            fire and ambulance      1969 and 1981
FLORIDA         Orange County and Orlando
                  Metro Area                    ambulance               1984
                Pensacola and Panhandle Area    ambulance               1994
GEORGIA         Gainesville/Northeast Georgia   ambulance               1995
                Augusta                         ambulance               1995
INDIANA         Indianapolis Metro Area         ambulance               1995
                Terre Haute                     ambulance               1995
                Anderson                        ambulance               1995
                Richmond                        ambulance               1995
IOWA            Council Bluffs Area             ambulance               1994
KENTUCKY        Covington                       ambulance               1996
LOUISIANA       England Industrial Park         fire                    1995
NEBRASKA        Lincoln/Omaha Metro Areas       ambulance               1994
NEW YORK        Syracuse Metro Area             ambulance               1994
                Rochester Metro Area            ambulance               1994
                Buffalo Metro Area              ambulance               1995
                Corning Metro Area              ambulance               1995
                Village of Rye Brook            fire                    1996
                Niagara Falls                   ambulance               1996
OHIO            Cleveland Metro Area            ambulance               1994
                Columbus Metro Area             ambulance               1994
                Port Columbus Airport           fire                    1995
                Akron                           ambulance               1994
                Youngstown/Eastern Ohio         ambulance               1995
                Cincinnati Metro Area           ambulance               1996
OREGON          Grants Pass Area                fire                    1995
PENNSYLVANIA    Northwestern Pennsylvania       ambulance               1995
SOUTH           Columbia Metro Area             ambulance               1995
CAROLINA
                Charleston Metro Area           ambulance               1996
SOUTH DAKOTA    Sioux Falls                     ambulance               1996
TENNESSEE       Knoxville Metro Area            fire and ambulance      1977 and 1985
                Anderson County                 ambulance               1995
                Blount County                   ambulance               1985
                Cocke County                    ambulance               1995
TEXAS           Houston Metro Area              ambulance               1988
                Borger                          ambulance               1985
                Pampa                           ambulance               1985
                Waco                            ambulance               1982
                Abilene                         ambulance               1992
                Polk County                     ambulance               1992
                Dallas Metro Area               ambulance               1992
                Montgomery County               ambulance               1995
                Arlington                       ambulance               1996

- ----------

(1) Certain incorporated areas and a substantial portion of unincorporated Maricopa County.

AMBULANCE SERVICES

Emergency Medical Services

         The Company generally provides emergency medical ambulance services pursuant to contracts with counties, fire districts, and municipalities. These contracts typically appoint the Company as the exclusive provider of "911" emergency ambulance services in designated service areas and require the Company to respond to every "911" emergency medical call in those areas. The Company responds to virtually all "911" calls with advanced life support ("ALS") ambulance units. The Company staffs its ALS ambulance units with two paramedics or one paramedic and an emergency medical technician ("EMT") and equips such units with ALS equipment (such as cardiac monitors, defibrillators, and oxygen delivery systems) as well as pharmaceuticals and medical supplies.

         Upon arrival at an emergency, the ALS crew members deploy portable life support equipment, ascertain the patient's medical condition and, if required, begin life support techniques and procedures that may include airway intubation, cardiac monitoring, defibrillation of cardiac arrhythmias, and the administration of medications and intravenous solutions. The crew also may perform basic life support ("BLS") services which include basic airway management, hemorrhage control, stabilization of fractures, emergency childbirth, and basic vehicle extrication. As soon as medically appropriate, the patient is placed on a portable gurney and carried into the ambulance. While a paramedic monitors and treats the patient, the other crew member drives the ambulance to a hospital designated either by the patient or the applicable medical protocol. En route, the ALS crew alerts the hospital regarding the patient's medical condition, and if necessary, the attending paramedic seeks advice from a hospital emergency room physician as to treatment. Upon arrival at the hospital, the patient generally is taken to the emergency room.

General Ambulance Services

         The Company provides general ambulance services to patients requiring a basic level of medical supervision during transfer to and from residences and health care facilities. These services may be provided when a home-bound patient requires examination or treatment at a health care facility or when a hospital inpatient requires tests or treatments (such as MRI testing, CAT scans, dialysis, or chemotherapy treatment) available at another facility. The Company utilizes ALS or BLS ambulance units to provide general ambulance services depending on the patient's needs and the proximity of available units. The Company staffs its BLS ambulance units with two EMTs and equips such units with medical supplies and equipment necessary to administer first aid and basic medical treatment.

         The Company also provides critical care transport services to medically unstable patients (such as cardiac patients and neonatal patients) who require critical care while being transported between health care facilities. Critical care services differ from ALS services in that the ambulance may be equipped with additional medical equipment and may be staffed by a medical specialist provided by the Company or by a health care facility to attend to a patient's special medical needs.

         In addition to ambulance services, the Company provides nonmedical transportation for the handicapped and the elderly in certain service areas. Such transportation generally takes place between residences or nursing homes and hospitals or other health care facilities. In providing this service, the Company utilizes vans that contain hydraulic wheelchair lifts or ramps operated by drivers who generally are trained in cardiopulmonary resuscitation ("CPR").

         The Company provides general ambulance services, critical care transports, and nonmedical transportation services pursuant to contracts with health care facilities or at the request of a patient. Such services may be scheduled in advance or provided on an as needed basis. Contracts with managed care providers provide for reimbursement on a per transport basis or on a "capitated" basis under which the Company receives a fixed fee per person per month.

Medical Personnel and Quality Assurance

         Paramedics and EMTs must be state certified in order to transport patients and to perform emergency care services. Certification as an EMT requires completion of a minimum of 164 hours of training in a program designated by the United States Department of Transportation and supervised by state authorities. EMTs also may complete advanced training courses to become certified to provide certain additional emergency care services, such as administration of intravenous fluids and advanced airway management. In addition to completion of the EMT training program, the certification as a paramedic requires the completion of more than 800 hours of training in advanced patient care assessment, pharmacology, cardiology, and clinical and field skills. Many of the paramedics currently employed by the Company served as EMTs for the Company prior to their certification as paramedics.

         Local physician advisory boards develop medical protocols to be followed by paramedics and EMTs in a service area. In addition, instructions are conveyed on a case-by-case basis through direct communications between the ambulance crew and hospital emergency room physicians during the administration of advanced life support procedures. Both paramedics and EMTs must complete continuing education programs and, in some cases, state supervised refresher training examinations to maintain their certifications. Certification and continuing education requirements for paramedics and EMTs vary among states and counties.

         The Company maintains a commitment to provide high quality pre-hospital emergency medical care. In each location in which the Company provides services, a medical director, who usually is a physician associated with a hospital the Company serves, monitors adherence to medical protocol and conducts periodic audits of the care provided. In addition, the Company holds retrospective care audits with its employees to evaluate compliance with medical and performance standards.

         The Company was one of the first ambulance service providers to obtain accreditation from the Commission on Accreditation of Ambulance Services, a joint program between the American Ambulance Association and the American College of Emergency Physicians. The process is voluntary and evaluates numerous qualitative factors in the delivery of services. The Company believes municipalities and managed care providers will consider accreditation as one of the criteria in awarding contracts in the future.

FIRE PROTECTION SERVICES

         Fire protection services consist primarily of fire prevention and fire suppression. Other fire protection related activities include hazardous material containment, underwater search and recovery, mountain and confined space rescue, and public education. The Company provides various levels of fire protection services ranging from fire stations that are fully staffed 24 hours per day to unmanned reserve stations. The Company generally provides its services to municipalities and other governmental bodies pursuant to master contracts or certificates of necessity and to residences, commercial establishments, and industrial complexes pursuant to subscription fee and other fee-for-service arrangements. Federal and state governments contract with the Company from time to time to suppress forest fires or wildfires on government lands.

         The Company has placed fire prevention and education in the forefront of its fire protection services and has developed a comprehensive program to prevent and minimize fires rather than emphasizing a standing army to respond to fires that occur. The Company believes that effective fire protection requires the intensive training of personnel, the effective utilization of fire equipment, the establishment of effective communication centers for the receipt of emergency calls and the dispatch of equipment and personnel, the establishment and enforcement of strict fire codes, and community educational efforts.

         The Company seeks to provide quality fire protection services at reduced costs. The Company believes that it provides fire protection services at a cost significantly lower than the national average as a result of its emphasis on fire prevention, its advanced systems, and its use of a combination of full-time fire fighters and part-time reservists. Based upon generally available industry data, the Company believes that fire loss per capita in the areas serviced by the Company has been substantially less than the national average.

Fire Protection Personnel

         The Company's ability to provide its fire protection services at relatively low costs results from its efficient use of personnel in addition to its fire prevention efforts. Typically, personnel costs represent more than two-thirds of the cost of providing fire protection services. The Company has been able to reduce its labor costs through a system that utilizes full-time firefighters complemented by paid part-time reservists as well as a modified every other day shift schedule. By using trained reservists on an as needed basis, the Company has the ability to utilize full-time fire fighters on a cost-effective basis. Reservists comprise 45% of the Company's operational work force.

         All full-time and reservist firefighters undergo extensive training, which exceed the standards established by the National Fire Protection Association ("NFPA"), and must qualify for state certification before being eligible for full-time employment by the Company. Since approximately 70% to 80% of the Company's fire response activity consists of emergency medical response, all of the Company's firefighters are trained EMTs and some firefighters are paramedics. Ongoing training includes instruction in new fire service tactics and fire fighting techniques as well as continual physical conditioning.

Fire Response

         An alarm typically results in the dispatch of one or more engine companies (each of which consists of an engine and two to four firefighters, including a captain), a fire chief, and such other equipment as circumstances warrant. The amount of equipment and personnel depends upon the type, location, and severity of the incident. The Company generally responds to emergency medical calls and small fires (such as grass or dumpster fires not involving the risk of spreading) with a single engine staffed by two firefighters. The Company utilizes its dispatch capabilities to reposition equipment and firefighters to maximize the availability and use of resources in a cost-effective manner.

Fire Prevention

         The Company believes that fire prevention programs result in both lower fire loss and significant overall cost savings. The Company's fire prevention programs include advice and recommendations for and the encouragement of various fire prevention methods, including fire code design, building design to inhibit the spread of fire, the design of automatic fire suppression sprinklers, fire detector and smoke detector installations, the design of monitoring and alarm systems, the placement and inspection of fire hydrants, fire code inspection and enforcement, and the determination of fire cause and origin in arson suspected fires. In addition, the Company's personnel perform community education programs designed to reduce the risk of fire and increase the Company's community profile.

         The Company believes that its long standing public/private relationship with the City of Scottsdale provides an example of an effective, cost-efficient fire protection program. The Scottsdale program emphasizes the Company's philosophy of fire prevention. With the cooperation and assistance of the Company, the City of Scottsdale has designed comprehensive fire prevention measures, including fire codes, inspections, and sprinkler and smoke detector ordinances. The Company believes that as a result of strict fire codes, the enactment of a sprinkler ordinance, and the effectiveness of the services provided by the Company, Scottsdale's per capita cost for fire protection is 40% lower than the national average and that its per capita fire loss is 80% less than the national average for similar-sized cities.

FIRE TRAINING SERVICES AND PROTECTION SERVICES

         The Company has instituted industrial fire training services and protection services through its Rural/Metro Strategic Venture with Nederlandse Veiligheidsdienst International, B.V. ("NVD"), a Dutch corporation, which is a leading European security and industrial fire protection company. Through the joint venture, the Company provides sophisticated training for industrial, professional, and specialized firefighters using live burn training to simulate realistic firefighting situations. The training permits fire brigade and emergency response teams to meet increased federal training requirements, the Occupational Safety and Health Act ("OSHA"), and other regulatory requirements for work place safety and on-site response teams.

         The Company anticipates that its training services to industrial, petrochemical, and other large private concerns will enhance its ability to enter into contractual relationships to provide fire protection, security, and other safety related services to these concerns and permit the complexes to replace their fire brigades with professional firefighters and emergency response teams. These activities have not resulted in significant revenue to date. The combination of fire protection services with security services in large industrial complexes has the potential to provide for greater efficiency and utilization in the delivery of such services and to result in greatly reduced cost to the industrial complexes for such services.

         The Company is testing the use of its communications centers for home security and home fire alarm monitoring to complement the emergency services it offers. The Company believes protection services can be integrated with fire protection and ambulance services for optimal efficiency and maximum cost-effectiveness.

MANAGEMENT SYSTEMS

         The Company utilizes sophisticated management systems, which it believes enhance the productivity and profitability of the Company's existing operations and enable it to enhance the productivity and profitability of acquired operations. These systems permit the Company to achieve economies of scale at the local operational level through the proper utilization of personnel and equipment and at the corporate level through centralized systems for billings, collections, purchasing, accounting, cash management, human resources, risk management, and third-party reimbursement.

         The Company has developed measurement systems that permit management to monitor the performance level of each operation on a continual basis. The Company's centralized management and information systems permit managers to direct their attention primarily to operations. The systems include centralized billings and collections procedures that provide for more efficient tracking and collection of accounts receivable. Centralized purchasing permits the Company to achieve significant discounts in the purchase of equipment and supplies through a Company-developed catalogue from which managers select items needed for their operations. Centralized third-party reimbursement allows the Company to maximize the utilization of its expertise in Medicare, Medicaid, and other third-party payor reimbursement programs and to ensure the most favorable classification for all of the Company's operations under such programs.

         The Company believes its investment in management systems and its effective use of such systems represent key components in its success. The Company's financial reporting system facilitates the Company's successful integration of acquired companies. The Company is committed to an ongoing enhancement of its systems to provide productive, timely information, and effective controls and believes that its management systems have the capability to support sustained long-term growth.

HUMAN RESOURCES

         The Company strives to maximize the operational autonomy of its managers. Managers receive extensive training in the use of management systems, customer service, and supervisory practices. The Company's centralized human resources division increases the Company's ability to assign the most appropriate personnel for a position within any given operation and to reassign personnel as necessary to meet operational needs. The human resources department participates in all areas of training, career development, and succession planning of employees and assesses the Company's personnel needs.

DISPATCH AND COMMUNICATIONS

         The Company uses system status plans and flexible deployment systems to position its ambulances within a designated service area because effective fleet deployment represents a key factor in reducing response time and increasing efficient use of resources. In certain service areas with a large volume of calls, the Company analyzes data on traffic patterns, demographics, usage frequency, and similar factors with the aid of computers to help it determine optimal ambulance deployment and selection. The center that controls the deployment and dispatch of ambulances in response to calls for ambulance service may be owned and operated either by the applicable county or municipality or by the Company itself. Each control center utilizes computer hardware and software and sophisticated communications equipment and maintains responsibility for fleet deployment and utilization 24 hours a day, seven days a week.

         Depending on the emergency medical dispatch system used in a designated service area, the public authority that receives "911" emergency medical calls either dispatches the Company's ambulances directly from the public control center or communicates information regarding the location and type of medical emergency to the Company's control center which in turn dispatches ambulances to the scene. In most service areas, the Company's control center receives the calls from the police after the police have determined the call is for emergency medical services. When the Company receives the "911" call, it dispatches one or more ambulances directly from its control center while the call taker communicates with the caller. All call takers and dispatchers are trained EMTs with additional training that enables them to instruct a caller about applicable emergency medical procedures, if necessary. In the Company's larger control centers, a computer assists the dispatcher by analyzing a number of factors, such as time of day, ambulance location, and historical traffic patterns, in order to recommend optimal ambulance selection. In all cases, a dispatcher selects and dispatches the ambulance. While the ambulance is en route to the scene, the ambulance receives information concerning the patient's condition prior to the ambulance's arrival at the scene.

         The Company's communication systems allow the ambulance crew to communicate directly with the destination hospital to alert hospital medical personnel of the arrival of the patient and the patient's condition and to receive instructions directly from emergency room personnel on specific pre-hospital medical treatment. These systems also facilitate close and direct coordination with other emergency service providers, such as the appropriate police and fire departments, that also may be responding to a call.

         Deployment and dispatch also represent important factors in providing non-emergency ambulance services. The Company implements system status plans for these services designed to assure appropriate response times to non-emergency calls.

         The Company utilizes communication centers in its fire protection activities for the receipt of fire alarms and the dispatch of equipment and personnel that are the same as or similar to those maintained for its ambulance services. Response time represents an important criteria in the effectiveness of fire suppression. Depending upon the area served, the Company's response time from the receipt of a call to the arrival on the scene generally varies from 4 to 15 minutes. Response times depend on the level of protection sought by the Company's customers in terms of fire station spacing, the size of the service area covered, and the amount of equipment and personnel dedicated to fire protection.

BILLINGS AND COLLECTIONS

         The Company currently maintains twelve billing and payment processing centers and a centralized billing and collection system at its headquarters in Arizona. Invoices are generated at the regional level, and the account is processed by the centralized system only if payment is not received in a timely manner. Customer service is directed from each of the regional centers.

         The Company derives a substantial portion of its ambulance fee collections from reimbursement by third-party payors, including payments under Medicare, Medicaid, and private insurance programs, typically invoicing and collecting payments directly to and from those third-party payors. The Company also collects payments directly from patients, including payments under deductible and co-insurance provisions and otherwise. During fiscal 1993, 1994, and 1995, the Company derived approximately 32%, 35%, and 33%, respectively, of its net ambulance fee collections from Medicare, 12%, 11%, and 12%, respectively, from Medicaid, 34%, 37%, and 40%, respectively, from private insurers (including prepaid health plans and other non-government sources), and 22%, 17%, and 15%, respectively, directly from patients. Companies in the ambulance service industry maintain high provisions for doubtful accounts relative to companies in other industries. Collection of complete and accurate patient billing information during an emergency service call is sometimes difficult, and incomplete information hinders post-service collection efforts. In addition, it is not possible for the Company to evaluate the creditworthiness of patients requiring emergency transport services. The Company's allowance for doubtful accounts generally is higher with respect to revenue derived directly from patients than for revenue derived from third-party payors and generally is higher for transports resulting from "911" emergency calls than for general transport requests.

         The Company has substantial experience in processing claims to third-party payors and employs a collection staff specifically trained in third-party coverage and reimbursement procedures. The Company uses specialized proprietary software systems to specifically tailor the submission of claims to Medicare, Medicaid, and certain other third-party payors and has the capability to electronically submit claims to the extent third-party payors systems permit. The Company's systems provide for accurate tracking of accounts receivable and status pending payment, which facilitates the effective utilization of personnel resources to resolve workload distribution and problem invoices. The Company uses an automated dialer that preselects and dials accounts based on their status within the billing and collection cycle, which optimizes the efficiency of the collection staff. The Company believes that its experience in processing third-party claims reduces the collection time of its receivables and results in fewer rejected claims based on incomplete or inaccurate information.

         State licensing requirements as well as contracts with counties, municipalities, and health care facilities typically require the Company to provide ambulance services without regard to a patient's insurance coverage or ability to pay. As a result, the Company often does not receive compensation for services provided to patients who are not covered by Medicare, Medicaid, or private insurance. The anticipated level of uncompensated care and allowance for uncollectible accounts may be considered in determining the Company's subsidy and permitted rates under contracts with a county or municipality.

MARKETING AND SALES

         Counties, fire districts, and municipalities generally award contracts to provide "911" emergency services either through requests for competitive proposals or bidding processes. In some instances in which the Company is the existing provider, the county or municipality may elect to renegotiate the Company's existing contract rather than re-bid the contract. The Company believes that counties, fire districts, and municipalities consider the quality of care, historical response time performance, and total cost, both to the municipality or county and to the public, to be the most important factors in awarding contracts.

         The Company markets its non-emergency ambulance services to hospitals, health maintenance organizations, convalescent homes, and other health care facilities that require a stable and reliable source of medical transportation for their patients. The Company believes that its status as a "911" provider in a designated service area increases its visibility and enhances its marketing efforts for non-emergency services in that area. Contracts for non-emergency services usually are based on criteria (such as quality of care, customer service, response time, and cost) similar to those in contracts for emergency services. The Company has implemented customer service training for all its personnel in recognition of the increasing awareness of managed care providers to the importance of customer service.

         The Company markets its fire protection services to subscribers in rural and suburban areas, volunteer fire departments, tax-supported fire districts and municipalities, newly developed communities, and industrial complexes, including airports, large industrial and petrochemical plants, power plants, and other large self-contained facilities. The Company also provides fire protection services to newly developed communities where the subscription fee is included in the homeowner's association assessment.

CONTRACTS

         The Company enters into contracts with counties, municipalities, and fire districts to provide "911" emergency ambulance services in designated service areas. These contracts typically specify maximum fees that the Company may charge and set forth required criteria, such as response times, staffing levels, types of vehicles and equipment, quality assurance, and insurance coverage. Counties, municipalities, and fire districts also may require the Company to provide a performance bond or other assurances of financial responsibility. The amount of the subsidy, if any, that the Company receives from a county, municipality, or fire district, and the rates that the Company may charge for services under a contract for emergency ambulance services, depend in large part on the nature of the services rendered and performance requirements. The four largest ambulance contracts accounted for 33%, 29%, and 24% of total revenue for the fiscal years ended June 30, 1993, 1994, and 1995, respectively, with the contract with Orange County, Florida accounting for 17%, 14%, and 9%, respectively, of total revenue for the same periods. Rates to be charged under the Orange County contract are agreed upon between the Company and the county. The Company does not receive any subsidy from the county under this contract.

         The Company provides fire protection services pursuant to master contracts or on a subscription basis. Master contracts provide for negotiated rates with governmental entities. Certain contracts are performance based and require the Company to meet certain dispatch and response times in a certain percentage of responses. These contracts also set maximum thresholds for variances from the performance criteria. These contracts establish the level of service required and may encompass fire prevention and education activities as well as fire suppression. Other contracts are level-of-effort based and require the Company to provide a certain number of personnel for a certain time period for a particular function, such as fire prevention or fire suppression. The largest of these contracts accounted for 7%, 8%, and 6% of total revenue for the fiscal years ended June 30, 1993, 1994, and 1995, respectively.

         The Company provides fire protection services on a subscription basis in areas where no governmental entity has assumed the financial responsibility for providing fire protection. The Company derived approximately 53% of its fire protection service revenue from subscriptions for both fiscal 1993 and 1994 and 56% for fiscal 1995. The Company had subscription contracts with approximately 89,000 and 93,000 subscribing households as of June 30, 1994 and 1995, respectively, and approximately 3,000 commercial subscribers as of both June 30, 1994 and 1995, primarily in Arizona and Knox County, Tennessee. Subscription fees are collected annually in advance. Subscribers also pay a membership fee upon subscribing for service. In the event that the Company provides service for a nonsubscriber, the Company directly bills the property owner for the cost of services rendered. The Company has developed a computerized fire subscription billing system that allows the Company to monitor accounts. The Company experienced renewal rates of approximately 88% during the prior three fiscal years. Fire subscription rates are not currently regulated by any government agency in the Company's service areas.

         The Company's contracts generally extend for terms of three to five years, with several contracts having terms of up to ten years. The Company attempts to renegotiate contracts substantially in advance of the expiration date and generally has been successful in such renegotiations. The following table sets forth certain information regarding the Company's five primary contracts at June 30, 1995 with counties, fire districts, and municipalities for ambulance services and for fire protection services.

                                                          EXPIRATION
                                        TERM IN YEARS       DATE          TYPE OF SERVICE(1)
                                        -------------    -----------      ------------------
Ambulance
  Orange County, Florida(2)...........       3          June 1997             911/General
  Rochester, New York(3)..............       4          October 1996          911
  Knox County, Tennessee(4)...........       4          June 1997             911
  Tucson, Arizona(5)..................       3          July 1997             911
Integrated Fire and Ambulance
  Scottsdale, Arizona(6)..............       5          July 2001             911

- ----------
         (1) Type of service for ambulance contracts indicates whether "911" emergency or general ambulance services or both are provided pursuant to the contract.

         (2) The contract was first entered into in 1962 by a provider that was acquired by the Company in July 1984.

         (3) The contract was first entered into in 1988 by a provider that was acquired by the Company in May 1994.

         (4) The contract was first entered into in July 1985 by the Company.

         (5) The contract was first entered into in July 1993 by the Company.

         (6) The contract was first entered into in 1952 by the Company. The contract has two five-year renewal options exercisable by the City of Scottsdale.

         The Company also enters into contracts with hospitals, nursing homes, and other health care facilities to provide non-emergency and critical care ambulance services. These contracts typically designate the Company as the first ambulance service provider contacted to provide non-emergency ambulance services to those facilities and permit the Company to charge a base fee, mileage reimbursement, and additional fees for the use of particular medical equipment and supplies. The Company provides a discount in rates charged to facilities that assume the responsibility for payment of the charges to the persons receiving services.

COMPETITION

         The ambulance service industry is highly competitive. The principal participants include governmental entities (including fire districts), other national ambulance service providers, large regional ambulance service providers, hospitals, and numerous local and volunteer private providers. In addition, there can be no assurance that counties, municipalities, fire districts, hospitals, or health care facilities that presently contract for ambulance services will not choose to provide ambulance services directly in the future. The Company is experiencing increased competition from fire departments to provide ambulance service. Several of the Company's current and potential competitors have greater capital and other resources than the Company. Ambulance service providers compete primarily on the basis of quality of service, performance, and cost. The Company believes that counties, fire districts, and municipalities consider quality of care, historical response time performance, and cost to be the most important factors in awarding a contract, although other factors, such as customer service, financial stability, and personnel policies and practices, also may be considered. Although commercial providers often compete intensely for business within a particular community, it is generally difficult to displace a provider that has a history of satisfying the quality of care and response time performance criteria established within the service area. Moreover, significant start-up costs together with the long-term nature of the contracts under which services are provided and the relationships many providers have within their communities create barriers to providers seeking to enter new markets other than through acquisition.

         Fire protection services for residential and commercial properties are provided primarily by tax-supported fire districts or municipalities, and volunteer departments. Private providers represent a small portion of the total fire protection market. The private sector provides fire protection services primarily where a tax-supported fire district or municipality has decided to contract for the provision of fire protection services. No assurance can be given that fire districts or municipalities will continue to contract for fire protection services. In areas where no governmental entity has assumed financial responsibility for providing fire protection, the Company provides fire protection services on a subscription basis. No assurance can be given that a subscription area will not be annexed by a municipality or be converted to a fire district that provides service directly rather than through a master contract.

GOVERNMENTAL REGULATION

         The Company's business is subject to governmental regulation at the federal, state, and local levels. At the federal level, the Company is subject to regulations under OSHA designed to protect employees of the Company. The federal government also recommends standards for ambulance design and construction, medical training curriculum, and designation of appropriate trauma facilities. Various state agencies may modify these standards.

         Each state in which the Company operates regulates various aspects of its ambulance business. State requirements govern the licensing or certification of ambulance service providers, training and certification of medical personnel, the scope of services that may be provided by medical personnel, staffing requirements, medical control, medical procedures, communication systems, vehicles, and equipment. The Company's contracts in its current service areas typically prescribe maximum rates that the Company may charge for services. The process of determining rates includes cost reviews, analyses of levels of reimbursement from all sources, and determination of reasonable profits. Rate setting agencies may set rates to compensate service providers by requiring paying customers to subsidize those who do not or cannot pay. Regulations applicable to ambulance services may vary widely from state to state.

         Applicable federal, state, and local laws and regulations are subject to change. The Company believes that it currently is in substantial compliance with applicable regulatory requirements. These regulatory requirements, however, may require the Company in the future to increase its capital and operating expenditures in order to maintain current operations or initiate new operations.

REIMBURSEMENT

         The Company must comply with various requirements in connection with its participation in Medicare and Medicaid. Medicare is a federal health insurance program for the elderly and for chronically disabled individuals, which pays for ambulance services when medically necessary. Medicare uses a charge-based reimbursement system for ambulance services and reimburses 80% of charges determined to be reasonable by Medicare, subject to the limits fixed for the particular geographic area. The patient is responsible for paying the balance of the bill, and Medicare requires the Company to expend reasonable efforts to collect the balance. In determining reasonable charges, Medicare considers and applies the lowest of various charge factors, including the actual charge, the customary charge, the prevailing charge in the same locality, the amount of reimbursement for comparable services, or the inflation-indexed charge limit.

         Medicaid is a combined federal-state program for medical assistance to impoverished individuals who are aged, blind, or disabled or members of families with dependent children. Medicaid programs or a state equivalent exist in all states in which the Company operates. Although Medicaid programs differ in certain respects from state to state, all are subject to federal requirements. State Medicaid agencies have the authority to set levels of reimbursement within federal guidelines. The Company receives only the reimbursement permitted by Medicaid and is not permitted to collect from the patient any difference between its customary charge and the amount reimbursed.

         Like other Medicare and Medicaid providers, the Company is subject to governmental audits of its Medicare and Medicaid reimbursement claims. The Company has not experienced significant losses as a result of any such audit.

         Government funding for health care programs is subject to statutory and regulatory changes, administrative rulings, interpretations of policy, determinations by intermediaries, and governmental funding restrictions, all of which could materially increase or decrease program reimbursements for ambulance services. In recent years, Congress has consistently attempted to curb federal spending on such programs. Congressional hearings in December 1994 addressed efforts within the Health Care Financing Administration ("HCFA") to revise reimbursements for ALS service. Reimbursement is currently permitted if, based on an assessment of the patient's condition, it is determined that ALS service is medically necessary or if ALS response is required under "911" contracts or state or local law. The new proposal would reimburse at ALS rates only if ALS services were medically necessary. The Company expects such a proposal to receive substantial opposition and may require contract renegotiations or other action by the Company to offset any negative impact of a change in reimbursement policies. No assurance can be given that future funding levels for Medicare and Medicaid programs will be comparable to present levels. Changes in the reimbursement policies as a result of budget cuts or other government action could adversely affect the Company's operations.

INSURANCE

         The Company carries a broad range of automobile and general liability, comprehensive property damage, malpractice, workers' compensation, and other insurance coverages that the Company considers adequate for the protection of its assets and operations. The Company operates in some states that adhere to legal standards that hold emergency service providers to a gross negligence standard in the delivery of emergency medical care, thereby subjecting them to less exposure for tort judgments. The Company is subject to accident claims as a result of the normal operation of its fleet of ambulances and fire vehicles. There can be no assurance, however, that the coverage limits of the Company's policies will be adequate. A successful claim against the Company in excess of its insurance coverage could have a material adverse effect on the Company and its financial condition. Claims against the Company, regardless of their merit or outcome, also may have an adverse effect on the Company's reputation and business. The Company has undertaken to minimize its exposure through an active risk management program.

EMPLOYEES

         At June 15, 1996, the Company employed approximately 3,600 full-time and 2,700 part-time employees, including 3,950 involved in ambulance services, 550 in fire protection services, 500 in integrated ambulance and fire protection services, and 1,300 in management, administrative, clerical, and billing activities. Of these employees, 1,850 are paramedics and 2,700 are EMTs. The Company is a party to a collective bargaining agreement relating to its Rochester, New York operations. The Company considers its relations with employees to be good.

FACILITIES AND EQUIPMENT

         The Company leases its principal executive offices in Scottsdale, Arizona. The Company leases administrative facilities and other facilities used principally for ambulance and fire apparatus basing, garaging and maintenance in those areas in which it provides ambulance and fire protection services. The Company also owns two administrative facilities and eleven other facilities within its service areas. Aggregate rental expense was approximately $2.5 and $4.0 million during fiscal 1994 and 1995, respectively. At June 28, 1996, the Company's fleet included 1,156 owned and 73 leased ambulances, 133 owned and 15 leased fire vehicles and 172 owned and 10 leased other vehicles.

LEGAL PROCEEDINGS

         The Company from time to time is subject to litigation arising in the ordinary course of business. There can be no assurance that the Company's insurance coverage will be adequate to cover all liabilities occurring out of such claims. In the opinion of management, the Company is not engaged in any legal proceedings expected to have a material adverse effect on the financial condition or results of operations of the Company.

         Rural/Metro Corporation of New Mexico-Texas d/b/a American Medical Transport ("AMT"), a subsidiary of the Company that provides ambulance service, has been named, among others, as a defendant in Civil Actions No. W93CA138, No. W94CA089, No. W94CA157 and No. W94CA082 in Federal District Court in the Western District of Texas, Waco Division. The claims assert negligence, breach of contract and violation of state and federal statutes. The alleged causes of action arise out of the raid of the Branch Davidian Compound outside of Waco, Texas in February 1993 by agents of the Bureau of Alcohol, Tobacco and Firearms. The plaintiffs are five agents injured or killed in the raid or their estates, as well as 94 intervening plaintiffs. In October 1995, AMT filed a motion for summary judgment. The court denied the motion on April 2, 1996. AMT's appeal of the court's decision has also been denied. AMT is vigorously defending these actions and the Company believes that these claims will not have a material adverse effect on the Company.

                                   MANAGEMENT
DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth information concerning each of the directors and executive officers of the Company.

         NAME              AGE                     POSITION
         ----              ---                     --------
Warren S. Rustand          53      Chairman of the Board and Director(1)(2)(3)
Cor J. Clement             47      Vice-Chairman of the Board and Director(1)(2)(4)(5)
James H. Bolin             44      President and Director(3)
Robert T. Edwards          56      Executive Vice President and Director(3)
Mark E. Liebner            43      Senior Vice President -- Chief Financial Officer and
                                   Treasurer
John E. Stuart             55      Senior Vice President -- Marketing and New Business
                                   Development
Tracy Bannon               36      Vice President -- Human Resources
William R. Crowell         36      Vice President -- Financial Services
Kurt R. Davis              34      Vice President -- Public Affairs and Corporate
                                   Communications
Kenneth R. Kelley          52      Vice President -- Management Information Systems
Mark C. McConnell          43      Vice President -- Regional General Manager
James E. Stenger           52      Vice President -- Executive Assistant to the President
Michel A. Sucher, M.D.     48      Vice President -- Medical Affairs
Clinton C. Vardeman        43      Vice President -- Regional General Manager
Martin A. Yenawine         49      Vice President -- Assistant to the President
Louis G. Jekel             55      Secretary and Director
William C. Turner          66      Director(1)(2)(3)(4)(5)
Louis A. Witzeman          71      Director(2)(4)
Frank G. Zarb              61      Director

- --------------------
(1)  Member of the Human Resource/Compensation/Organization Committee.

(2)  Member of the Nominating Committee.

(3)  Member of the Executive Committee.

(4)  Member of the Audit Committee.

(5)  Member of the Senior Committee.

     In March 1995, the Board of Directors established an Office of Chief Executive; it is currently comprised of three members, Mr. Rustand, Mr. Bolin and Mr. Edwards. The Office of Chief Executive oversees the operation and management of the Company and develops and implements strategic and long-range planning for the Company.

     WARREN S. RUSTAND has been a member of the Board of Directors since August 1993, Chairman of the Board of Directors since May 1994, and a member of the Office of Chief Executive since March 1995. Mr. Rustand has been Chairman and Chief Executive Officer of The Cambridge Company, Ltd., a merchant banking and management consulting firm, since 1987. He has served as Chairman of Health Partners of Arizona, a managed care provider, since February 1996. Mr. Rustand is also Chairman of an additional company and director of four companies, including Varity Corporation, a New York Stock Exchange listed company. Mr. Rustand served as appointments secretary to President Ford from 1974 to 1976, and as special assistant to Mr. Ford while he was Vice President in 1973 and 1974.

     COR J. CLEMENT has served as a member of the Board of Directors since May 1992, and as Vice Chairman of the Board of Directors since August 1994. Mr. Clement has been the President and Chief Executive Officer of NVD, an international provider of security and industrial fire protection services headquartered in the Netherlands, since February 1980.

     JAMES H. BOLIN has served as the President of the Company since March 1995 and a member of its Board of Directors since February 1981. He also is a member of the Office of Chief Executive. Mr. Bolin served as Senior Vice President-Ambulance Services of the Company from October 1991 until March 1995, Chief Financial Officer from October 1988 through September 1991, Senior Vice President-Finance from August 1986 through September 1988, and Vice President-Finance from April 1981 through July 1986. Mr. Bolin also is the Chairman and Treasurer of the Rural/Metro ESOP Administrative Committee. Mr. Bolin is a certified public accountant.

     ROBERT T. EDWARDS has served as Executive Vice President since October 1995 and a member of its Board of Directors since May 1993. He is also a member of the Office of Chief Executive. He served as Senior Vice President -- Fire Protection Services of the Company from August 1991 until October 1995. He served as Vice President and General Manager of the Company's Maricopa County operations from February 1989 to August 1991 and as Vice President from July 1986 until August 1991. From 1978 to July 1986, Mr. Edwards served in various capacities with the Company.

     MARK E. LIEBNER has served as Senior Vice President of the Company since August 1994 and as Chief Financial Officer of the Company since October 1991. From October 1991 to August 1994, Mr. Liebner served as Vice President of the Company. From July 1988 until September 1991, he was a Vice President of Van Kampen Merritt, a Xerox financial services company, having served in a consulting capacity to the Company in connection with its 1990 debt restructurings.

     JOHN E. STUART has served as Senior Vice President -- Marketing of the Company since May 1993. Mr. Stuart served as Senior Vice President-Service Establishments for American Express Travel Related Services, Inc. in London from January 1990 until joining the Company in May 1993 and as Senior Vice President-Marketing and Sales of that company from January 1988 through December 1989.

     TRACY BANNON has served as Vice President -- Human Resources since November 1993. She served as Corporate Director of Human Resources for Doubletree Hotels, Inc. from 1987 until joining the Company in November 1993.

     WILLIAM R. CROWELL has served as Vice President -- Financial Services of the Company since January 1993 after having served as Director of Financial Services from July 1992 through December 1992. Mr. Crowell served as Vice President -- Finance of Peter Piper, Inc., an international franchisor and food-service retailer, from January 1990 through June 1992 and as Assistant Corporate Controller of W.A. Krueger Co., a publicly held printing company, from April 1988 through December 1989. Mr. Crowell is a certified public accountant.

     KURT R. DAVIS has served as Vice President--Public Affairs and Corporate Communications since August 1995. Mr. Davis joined the Company in February 1992 as Director of Governmental Relations. After an eighteen-month sabbatical as Executive Assistant to Arizona Governor Fife Symington, Mr. Davis returned to the Company in January 1995 as National Director of Public Affairs. Mr. Davis served as Executive Director of the Arizona Republican Party from 1987 through 1991, and as Director of Intergovernmental Affairs and Issues Analysis in the Arizona Attorney General's Office from 1991 until joining the Company.

     KENNETH R. KELLEY has served as Vice President--Management Information Systems of the Company since December 1990 after having served as Director of Management Information Systems from February 1989 through November 1990. Prior to joining the Company in February 1989, Mr. Kelley was a partner in a data processing consulting firm from September 1987 through January 1989.

     MARK C. MCCONNELL has served as a Vice President--Regional General Manager of the Company since February 1995. From 1992 to 1995 Mr. McConnell served as General Manager for the Company's operations in Tennessee. From 1990 to 1992 he served as General Manager of the Company's American Medical Transport operations in Florida.

     JAMES E. STENGER has served as Vice President--Executive Assistant to the President of the Company since February 1989. He served as Vice President and General Manager of the Company's Pima and Yuma Counties operations from February 1989 through June 1991 and as a Vice President and General Manager of the Company's Maricopa County operations from July 1987 through January 1989. He served in various capacities with the Company from 1966 to June 1987.

     MICHEL A. SUCHER, M.D., has served as Vice President--Medical Affairs of the Company since January 1995. He served as National Medical Director for the Company from 1984 to 1995. From 1974 to 1995, Dr. Sucher engaged in the private practice of emergency medicine and held several positions at Scottsdale Memorial Hospital, including the most recent position as President of the Medical Staff. Dr. Sucher is board certified by the American Board of Emergency Medicine and is a member of the American College of Emergency Physicians.

     CLINT C. VARDEMAN has served as a Vice President--Regional General Manager of the Company since August 1994. From 1992 to 1994 and from 1988 to 1990, Mr. Vardeman served as General Manager for the Company's American Medical Transport operations in Florida. From 1990 to 1992, he served as General Manager of the Company's Arizona Medical Transport operations.

     MARTIN A. YENAWINE has served as Vice President--Assistant to the President since August 1995. Mr. Yenawine joined the Company in February 1994 as Assistant to the President. Prior to joining the Company, Mr. Yenawine was President of Eastern Paramedics, Inc., an ambulance service provider acquired by the Company in February 1994. He currently serves as the president of the American Ambulance Association.

     LOUIS G. JEKEL has served as Secretary of the Company and as a member of its Board of Directors since 1968. Mr. Jekel directs the Company's Wildland Fire Protection Operations with the State of Arizona and the federal government. Mr. Jekel is also the Secretary of the Rural/Metro ESOP Administrative Committee. Mr. Jekel is a partner in the law firm of Jekel & Howard, Scottsdale, Arizona.

     WILLIAM C. TURNER has been a member of the Board of Directors of the Company since November 1993. Mr. Turner is currently Chairman and Chief Executive of Argyle Atlantic Corporation, an international merchant banking and management consulting firm; Chairman of the Avon International Advisory Council for Avon Products, Inc.; a director of the Goodyear Tire & Rubber Company; a director of Microtest, Inc. and a trustee and executive committee member of the United States Council for International Business. Mr. Turner is also a former United States Ambassador and permanent representative to the Organization for Economic Cooperation and Development. Since returning to the United States from his ambassador post in Paris, Mr. Turner has served on the boards of directors and/or international advisory councils of ten major listed corporations.

     LOUIS A. WITZEMAN is the founder of the Company. Mr. Witzeman has served as a member of the Board of Directors since the Company's formation in 1948, currently serving as Chairman of the Board Emeritus. Mr. Witzeman served as Chief Executive Officer of the Company until his retirement in 1980.

     FRANK G. ZARB joined the Board of Directors of the Company in February 1996. Mr. Zarb has been the Chairman, Chief Executive Officer, and President of Alexander & Alexander, an international risk management, human resource consulting, and insurance brokerage firm, since June 1994. From 1988 to 1994, Mr. Zarb was with The Travelers, Inc., serving as Vice Chairman and Group Chief Executive. He also served as Chairman and Chief Executive Officer of Smith Barney, their investment banking and brokerage subsidiary during this period. Mr. Zarb has served Presidents Nixon and Ford from 1972 through 1977 in various capacities, including the senior official responsible for energy activities and policy, Associate Director of the Office of Management and Budget and Assistant Secretary of Labor.

                              SELLING STOCKHOLDERS

     The following table sets forth (i) the name of each Selling Stockholder, all of whom are current or former employees or directors of the Company as set forth herein or in "Management," (ii) the number of shares of Common Stock of the Company beneficially owned by each Selling Stockholder as of June 28, 1996, and (iii) the number of shares of Common Stock granted to each Selling Stockholder, and which he may offer and sell pursuant to this Prospectus. The shares to be offered hereunder may be sold from time to time subject to vesting and other forfeiture restrictions.

                                                                       NUMBER OF SHARES
                                                                       OF COMMON STOCK
                                                                           ACQUIRED
                                     NUMBER OF SHARES                  PURSUANT TO THE
                                     OF COMMON STOCK                 AGREEMENTS AND WHICH
                                          OWNED                         MAY BE OFFERED
         NAME                           (1)(2)(3)        PERCENT       PURSUANT HERETO
         ----                        ---------------     -------       ---------------
Warren S. Rustand(4)...........          49,250              *               27,500
James H. Bolin(5)..............         190,354            1.7               12,500
Robert T. Edwards(6)...........          99,299              *               12,500
Cor J. Clement(7)..............          30,500              *               12,500
Louis G. Jekel(8)..............         135,955            1.2                8,325
Louis A. Witzeman(9)...........         121,515            1.1               12,500
Mark E. Liebner(10)............          95,177              *               52,500
John E. Stuart(11).............          54,310              *               18,750
William R. Crowell (12)........          40,984              *               15,000
Kenneth R. Kelly(13)...........          50,283              *               12,500
Mark C. McConnell(14)..........          15,085              *               12,500
James E. Stenger(15)...........          92,356              *                8,325
Clinton C. Vardeman(16)........          15,000              *               12,500
C. Ian Sym-Smith (17)..........         140,282            1.3               40,427
Robert H. Manschot(18).........          54,964              *               54,182

- -------------------
*  Less than one percent

(1) Except as indicated, and subject to community property laws when applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) Includes shares of Common Stock issuable to the identified person pursuant to stock options that may be exercised within 60 days after June 28, 1996. In calculating the percentage of ownership, such shares are deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by any other stockholders.

(3)   Excludes 29,264, 22,878, 5,656, 3,675, 3,271, 30,512, 3,255, and 11,493
      fully vested shares held by the ESOP for the benefit of Messrs. Bolin, Edwards, Jekel, Kelly, McConnell, Stenger, Vardeman, and Manschot, respectively, and 986, 190 and 329 shares held by the ESOP for the benefit of Messrs. Liebner, Stuart, and Crowell, respectively, that are 40%, 20%, and 20% vested, respectively. Such persons have sole voting power with respect to the shares held in their account by the ESOP.

(4) Includes 21,250 shares of Common Stock issuable upon exercise of stock options.

(5) Includes 93,334 shares of Common Stock issuable upon exercise of stock options.

(6) Includes 68,334 shares of Common Stock issuable upon exercise of stock options.

(7) Includes 18,000 shares held in trust for the benefit of Mr. Clement over which he retains voting control. Excludes 294,099 shares owned by NVD. Mr. Clement is the Chief Executive Officer of NVD. He does not have voting or investment power with respect to the shares of NVD and disclaims any beneficial ownership of the shares held by NVD. Includes 6,250 shares of Common Stock issuable upon exercise of stock options.

(8) Includes 47,500 shares of Common Stock issuable upon exercise of stock options.

(9) Includes 29,562 shares held by the Louis A. Witzeman, Jr. Family Investment Limited Partnership, of which 150 shares are held for the benefit of other family members. Also includes 41,875 shares of Common Stock issuable upon the exercise of stock options.

(10) Includes 33,917 shares of Common Stock issuable upon exercise of stock options.

(11) Includes 32,917 shares of Common Stock issuable upon exercise of stock options.

(12) Includes 25,875 shares of Common Stock issuable upon exercise of stock options.

(13) Includes 34,642 shares of Common Stock issuable upon exercise of stock options.

(14) Includes 2,500 shares of Common Stock issuable upon exercise of stock options.

(15) Includes 49,084 shares of Common Stock issuable upon exercise of stock options.

(16) Includes 2,500 shares of Common Stock issuable upon exercise of stock options.

(17) Includes 62,500 shares of Common Stock issuable upon exercise of stock options. Mr. Sym-Smith was Chairman of the Board of the Company from 1988 through May 1994 and a member of the Board of Directors through December 1994.

(18) Mr. Manschot was President, Chief Executive Officer, and a member of the Board of Directors of the Company from October 1988 until his resignation in March 1995.

                              PLAN OF DISTRIBUTION

      The Company is registering hereby 312,509 shares of Common Stock granted the Selling Stockholders pursuant to stock grants in 1993, all of which shares may be sold from time to time by the Selling Stockholders. The Company has granted registration rights to certain of the Selling Stockholders, which the Registration Statement of which this Prospectus forms a part is intended to satisfy. Each Selling Stockholder may use this Prospectus as updated from time to time to offer the shares of Common Stock for sale in transactions in which the Selling Stockholder is or may be deemed to be an underwriter within the meaning of the Securities Act. The Company will not receive any proceeds from the sale of any shares of Common Stock by the Selling Stockholders. The Company will not pay any compensation to an NASD member in connection with this offering. Brokerage commissions, if any, attributable to the sale of the shares of Common Stock offered hereby will be borne by the holders thereof.

      Each share of Common Stock being registered for resale hereby may be sold by the holder thereof in transactions that are exempt from registration under the Securities Act or as long as the Registration Statement of which this Prospectus forms a part is effective under the Securities Act, and as long as there is a qualification in effect under, or an available exemption from, any applicable state securities law with respect to the resale of such shares. The Selling Stockholders, in addition to selling pursuant to the Registration Statement of which this Prospectus is a part, also may sell under Rule 144 as promulgated under the Securities Act, if applicable.

                                 LEGAL MATTERS

      The validity of the shares of Common Stock offered hereby will be passed upon for the Company by O'Connor, Cavanagh, Anderson, Killingsworth & Beshears, a professional association, Phoenix, Arizona.

                                    EXPERTS

      The consolidated financial statements of the Company as of June 30, 1994 and 1995 and for each of the three years in the period ended June 30, 1995 incorporated by reference in this prospectus and in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said reports.

                             AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60604. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, at prescribed rates. The Common Stock of the Company is quoted on The Nasdaq National Market. In addition, reports, proxy statements and other information concerning the Company (symbol: RURL) can be inspected and copied at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W. Washington, D.C. 20006. The Commission also maintains a Web site that contains reports, proxy and information statements and other materials that are filed through the Commission's Electronic Data Gathering, Analysis, and Retrieval system. This Web side can be accessed at http://www.sec.gov.

================================================================================

NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE
ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES BY ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. UNDER NO CIRCUMSTANCES SHALL THE DELIVERY OF THIS PROSPECTUS OR ANY SALE MADE PURSUANT TO THIS PROSPECTUS CREATE ANY IMPLICATION THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                              --------------------

                                TABLE OF CONTENTS

Incorporation of Certain
  Documents by Reference.............................    2
Prospectus Summary...................................    3
Risk Factors.........................................    5
Price Range of Common Stock..........................    9
Selected Consolidated
  Financial Data.....................................   10
Management's Discussion
  and Analysis of Financial
  Condition and Results
  of Operations......................................   12
Business.............................................   19
Management...........................................   33
Selling Stockholders.................................   36
Plan of Distribution.................................   37
Legal Matters........................................   38
Experts..............................................   38
Available Information................................   38

===============================================================================

===============================================================================


                                 312,509 SHARES


                                   RURAL/METRO
                                   CORPORATION


                                  COMMON STOCK


                              --------------------
                                   PROSPECTUS
                              --------------------




                              --------------------


                                  JULY 2, 1996

===============================================================================

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


ITEM 3.  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.

                  The following documents or information have been filed by the Registrant with the Securities and Exchange Commission (the "Commission") and are incorporated herein by reference:

                  (a) The Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1995, as amended, or the latest prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, that contains audited financial statements for the Registrant's latest fiscal year for which such statements have been filed.

                  (b) All other reports filed with the Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of the fiscal year covered by the documents of the Registrant referred to in (a) above.

                  (c) The description of the Registrant's Common Stock, par value $.01 per share, which is contained in the Registrant's Registration Statement on Form 8-A filed July 8, 1993, as amended by Form 8-A/A filed February 2, 1995.

                  All documents and information filed by the Registrant pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Securities Exchange Act of 1934, after the date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement which indicates that all of the securities offered under this Registration Statement have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part of this Registration Statement as of the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

ITEM 4.  DESCRIPTION OF SECURITIES.

                  Not applicable.

ITEM 5.  INTERESTS OF NAMED EXPERTS AND COUNSEL.

                  Not applicable.

ITEM 6.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

                  The Company's amended and restated Bylaws require the Company to indemnify its directors, officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law, including those circumstances in which indemnification would otherwise be discretionary, except that the Company will not be obligated to indemnify any such person (i) with respect to proceedings, claims or actions initiated or brought voluntarily by any such person and not by way of defense; (ii) for any amounts paid in settlement of an action indemnified against by the Company without the proper written consent of the Company; or (iii) in connection with any event in which the person did not act in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company. In addition, the Company has entered or will enter into Indemnity Agreements with each of its directors and officers providing for indemnification of and advancement of expenses to the directors and officers to the fullest extent permitted by law except (a) if and to the extent that payment is made to the indemnitee under an insurance policy or otherwise; (b) if and to the extent that a claim is decided adversely based on or attributable to the indemnitee gaining any personal profit or advantage to which the indemnitee was not legally entitled; (c) if and to the extent that the indemnifiable event constituted or arose out of the indemnitee's willful misconduct or gross negligence; or (d) if and to the extent that the proceeding is initiated by the indemnitee against the Company or any of its officers or directors, unless the Company has consented to or joined in the initiation of the proceeding. The Delaware General Corporation Law contains an extensive indemnification provision that permits a corporation to indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

                  The Company's Second Restated Certificate eliminates the personal liability of the directors of the Company to the Company or its stockholders for monetary damages for breach of their duty of care except to the extent that such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law. The Delaware General Corporation Law prohibits a corporation from eliminating or limiting the liability of a director
(i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for liability under
Section 174 of the Delaware General Corporation Law (relating to certain unlawful dividends, stock purchases or stock redemptions); or (iv) for any transaction from which the director derived any improper personal benefit.

ITEM 7.  EXEMPTION FROM REGISTRATION CLAIMED.

                  The shares being reoffered or resold pursuant to this Registration Statement were issued to the Selling Stockholders in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), as a transaction not involving a public offering pursuant to certain employee benefit plans, as defined in Rule 405 of the Securities Act.

ITEM 8.  EXHIBITS.

Exhibit Number                  Description of Exhibit
- --------------                  ----------------------
     4        Specimen Certificate representing shares of Common Stock, par value $.01 per share(1)

     5        Opinion of O'Connor, Cavanagh, Anderson, Killingsworth &
              Beshears, P.A.

     10       Stock Grant Agreements(1)

     23.1     Consent of O'Connor, Cavanagh, Anderson, Killingsworth &
              Beshears, P.A. (to be included in its Opinion filed as Exhibit 5)

     23.2     Consent of Arthur Andersen LLP

     24       Powers of Attorney of Directors and Executive Officers
              (included on the Signature Page of this Registration
              Statement)

- ----------
         (1) Incorporated by reference to the Registration Statement on Form S-1 of the Registrant (Registration No. 33-63448) filed May 27, 1993 and declared effective July 15, 1993.

ITEM 9.  UNDERTAKINGS.

                  (a) The undersigned Registrant hereby undertakes:

                           (1) To file, during any period in which it offers or
sells securities, a post-effective amendment to this Registration Statement to:

                                    (i) include any prospectus required by
                  Section 10(a)(3) of the Securities Act of 1933;

                                    (ii) reflect in the prospectus any facts or
                  events which, individually or together, represent a fundamental change in the information in the Registration Statement; and

                                    (iii) include any additional or changed
                  information on the plan of distribution;

provided, however, that clauses (i) and (ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required in a post-effective amendment is incorporated by reference from periodic reports filed by the Registrant under the Securities Exchange Act of 1934.

                           (2) For determining liability under the Securities
Act of 1933, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering thereof; and

                           (3) To file a post-effective amendment to remove from
registration any of the securities that remain unsold at the end of the offering.

                  (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale, State of Arizona on June 28, 1996.

                                  RURAL/METRO CORPORATION

                                  By: /s/Warren S. Rustand
                                      -----------------------------------------
                                      Warren S. Rustand, Chairman of the Board

                                  By: /s/James H. Bolin
                                      -----------------------------------------
                                      James H. Bolin, President

                                POWER OF ATTORNEY

                  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, Warren
S. Rustand and James H. Bolin, and each of them, as his true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying, and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-8 has been signed by the following persons in the capacities and on the dates indicated:

        SIGNATURE                        TITLE                                    DATE
        ---------                        -----                                    ----
/s/Warren S. Rustand           Chairman of the Board of Directors            June 28, 1996
- -------------------------      (Principal Executive Officer)
Warren S. Rustand

/s/James H. Bolin              President and Director (Principal             June 28, 1996
- -------------------------      Executive Officer)
James H. Bolin

/s/Robert T. Edwards           Executive Vice President and                  June 28, 1996
- -------------------------      Director (Principal Executive Officer)
Robert T. Edwards

/s/Mark E. Liebner             Senior Vice President, Chief                  June 28, 1996
- -------------------------      Financial Officer and Treasurer
Mark E. Liebner                (Principal Financial Officer)

/s/William R. Crowell          Vice President - Financial Services           June 28, 1996
- -------------------------      (Principal Accounting Officer)
William R. Crowell

/s/Cor J. Clement              Vice Chairman of the Board of                 June 28, 1996
- -------------------------      Directors
Cor J. Clement

/s/Louis G. Jekel              Director                                      June 28, 1996
- -------------------------
Louis G. Jekel

/s/William C. Turner           Director                                      June 28, 1996
- -------------------------
William C. Turner

/s/Louis A. Witzeman           Director                                      June 28, 1996
- -------------------------
Louis A. Witzeman

- -------------------------      Director                                      June 28, 1996
Frank G. Zarb